Exhibit 99.2

ADHEREX TECHNOLOGIES INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON FRIDAY, APRIL 29, 2005

NOTICE IS HEREBY GIVEN that the annual and special meeting (the “Meeting”) of the holders of common shares (“Common Shares”) in the capital of Adherex Technologies Inc. (“Adherex” or the “Corporation”) will be held at the Toronto Board of Trade, Downtown Centre, 1 First Canadian Place, 77 Adelaide Street Entrance, Toronto, Ontario at 4 p.m. EDT on April 29, 2005 for the following purposes:

1.	to receive the financial statements of the Corporation for the six-month period from July 1, 2004 to December 31, 2004 (“Six-Month Fiscal Transition 2004”), together with the report of the auditors thereon;

2.	to elect directors;

3.	to appoint auditors and to authorize the directors of the Corporation to fix the auditors’ remuneration;

4.	to consider and, if deemed advisable, pass a special resolution in the form set out in Appendix “A” to the Circular (the “Consolidation Resolution”) approving a consolidation of the Corporation’s outstanding Common Shares as described in the information circular of the Corporation dated March 18, 2005 (the “Circular”);

5.	to consider and, if deemed advisable, pass an ordinary resolution in the form set out in Appendix “A” to the Circular (the “Stock Option Resolution”) authorizing an increase in the number of Common Shares issuable under the Corporation’s stock option plan and other amendments to the Corporation’s stock option plan;

6.	to consider and, if deemed advisable, pass an ordinary resolution in the form set out in Appendix “A” to the Circular (the “By-Law Resolution”), approving certain amendments to By-Law No. 2 of the Corporation which were required in connection with the listing of the Corporation’s Common Shares on the American Stock Exchange; and

7.	to transact such further or other business as may properly come before the Meeting or any adjournment thereof.

A copy of the Circular and a form of proxy accompanies this notice, as well as a copy of the Corporation’s annual report which contains the consolidated financial statements of the Corporation for the Six-Month Fiscal Transition 2004 ended December 31, 2004, together with the report of the auditors thereon and management’s discussion and analysis of financial condition and results of operations relating thereto. The full text of the Consolidation Resolution, Stock Option Resolution and By-Law Resolution are set out in Appendix “A” to the Circular.

The board of directors of Adherex has fixed 5:00 p.m. EST on March 30, 2005 (the “Record Date”), as the record date for determining the holders of record of Common Shares who are entitled to receive notice of the Meeting and to attend and vote at the Meeting and any adjournment or postponement thereof.

Shareholders who are unable to attend the Meeting in person are requested to date and sign the enclosed form of proxy and return it to Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, no later than 4:00 p.m. EDT on April 28, 2005, or if the Meeting is adjourned or postponed, no later than 24 hours, Saturdays, Sundays and holidays excepted, preceding the Meeting, or any adjournments or postponement thereof. Proxies may also be deposited with the Chair of the Meeting at and immediately prior to the commencement of the Meeting or any adjournments or postponement thereof. In order to be represented by proxy, you must complete and submit the enclosed form of proxy or other appropriate form of proxy.

DATED at Research Triangle Park, NC this 18th day of March, 2005.

BY ORDER OF THE BOARD OF DIRECTORS OF ADHEREX

D. Scott Murray Vice President, General Counsel and Corporate Secretary

ADHEREX TECHNOLOGIES INC.

MANAGEMENT PROXY CIRCULAR

Unless otherwise stated, information contained in this management proxy circular (the “Circular”) is given as of March 18, 2005. On December 17, 2004, our board of directors approved a change in our fiscal year end from a twelve-month period ending June 30 to a twelve-month period ending December 31, so unless otherwise indicated, information respecting the Corporation’s most recent fiscal period is for the six-month period from July 1, 2004 to December 31, 2004 (the “Six-Month Fiscal Transition 2004”). Except as otherwise indicated, all dollar amounts are expressed in Canadian currency.

Solicitation and Appointment of Proxies

This Circular is furnished in connection with the solicitation of proxies by management of Adherex for use at the annual and special meeting (the “Meeting”) of the shareholders of Adherex to be held at 4 p.m. EDT on April 29, 2005 at the Toronto Board of Trade, Downtown Centre, 1 First Canadian Place, 77 Adelaide Street Entrance, Toronto, Ontario, and at any adjournment thereof, for the purposes set forth in the accompanying notice of annual and special meeting (the “Notice of Meeting”).

The persons named in the form of proxy accompanying this Circular are officers and/or directors of Adherex. A holder of Common Shares (a “Shareholder”) has the right to appoint a person, who need not be a Shareholder, other than the persons named in the form of proxy accompanying this Circular, as nominee to attend and act for and on behalf of such Shareholder at the Meeting, and may exercise such right by inserting the name of such person in the blank space provided on the form of proxy, or by executing a proxy in a form similar to the form of proxy, accompanying this Circular. If a Shareholder appoints one of the persons named in the form of proxy accompanying this Circular as the nominee of the Shareholder and does not direct such nominee to vote either for or against or withhold from voting on a matter or matters with respect to which an opportunity to specify how the Common Shares registered in the name of such Shareholder are to be voted, the proxy shall be voted FOR the matter or matters set forth on such proxy and in the discretion of the person appointed on all other matters (if any) upon which the Shareholder is entitled to cast a vote. A proxy nominee need not be a Shareholder. If the Shareholder is a corporation, the proxy must be executed by an officer or properly appointed attorney.

In order for a proxy to be effective at the Meeting, it must be addressed to the Corporate Secretary of Adherex and be mailed to or deposited by hand with Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, not later than 4:00 p.m. EDT on April 28, 2005 or, if the Meeting is adjourned or postponed, not later than 24 hours (excluding any day which is not a business day) before the time of the adjourned or postponed Meeting, or any further adjournment or postponement thereof. Proxies may also be deposited with the scrutineers of the Meeting, to the attention of the Chair of the Meeting, at or immediately prior to the commencement of the Meeting, or any adjournment or postponement thereof. An undated but executed proxy will be deemed to be dated the date of this Circular.

The solicitation of proxies for the Meeting will be primarily by mail, but proxies may also be solicited personally or by telephone by employees or agents of Adherex. Employees of Adherex will not receive any extra compensation for such activities. Adherex will pay brokers or other persons holding Common Shares in their own names, or in the names of nominees, for their reasonable expenses for sending proxies and proxy material to beneficial owners of Common Shares and requesting authority to execute proxies in respect of such Common Shares. The solicitation of proxies by this Circular is being made by or on behalf of the management of Adherex and its board of directors (the “Board”) and the total cost of this solicitation will be borne by Adherex.

Voting of Proxies

The Common Shares represented by a proxy at the Meeting will be voted for or withheld from voting in each of the election of directors and appointment of auditors and authorizing the Board to fix the auditors remuneration (together, the “Ordinary Matters”) and voted for or against the Consolidation Resolution, Stock Option Resolution and By-Law Resolution (collectively, the “Special Matters”) in accordance with the instructions of the Shareholder. If no choice is specified in the proxy or the instructions are not certain, the persons named in the form of proxy accompanying this Circular will vote FOR all of the matters proposed by management at the Meeting and described in the Notice of Meeting and in the discretion of the person appointed on all other matters (if any) upon which the Shareholder appointing the proxy is entitled to cast a vote.

The form of proxy accompanying this Circular, when properly completed and executed, confers discretionary authority upon the persons named therein with respect to any amendment or variation to the matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. Management of Adherex and the Board knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting. However, if any other matters that are not now known to management of Adherex or the Board should properly come before the Meeting, the Common Shares represented by proxies given in favour of the persons named in the form of proxy accompanying this Circular will be voted on such matters in accordance with the discretion of such person.

Revocation of Proxies

A Shareholder may revoke a previously given proxy by:

(i)	completing and signing a proxy bearing a later date and depositing it with Computershare Investor Services Inc. as described above;

(ii)	depositing an instrument in writing signed by the Shareholder or an attorney authorized by a document signed in writing or by electronic signature (if the Shareholder is a corporation, under its corporate seal by an officer or attorney thereof properly authorized, indicating the capacity under which such officer or attorney is signing), or by transmitting, by telephonic or electronic means, a revocation signed by electronic signature, or by any other manner permitted by law, which must be received either (A) with Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, not later than 4:00 p.m. EDT on April 28, 2005 or (B) with the scrutineers of the Meeting to the attention of the Chair of the Meeting on the day of the Meeting prior to the taking of the vote to which such proxy relates, or any adjournment thereof; or

(iii)	in any other manner permitted by law.

Advice to Beneficial Holders of Common Shares

This section applies to beneficial holders of Common Shares only. The information set forth in this section is of significant importance to many holders of Common Shares, as a substantial number of Shareholders do not hold Common Shares in their own name. Shareholders who do not hold their Common Shares in their own name (referred to herein as “Beneficial Shareholders”) should note that only proxies deposited by Shareholders whose names appear on the records of Adherex as Registered Shareholders can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Shareholder by a broker, then, in almost all cases, those Common Shares will not be registered in the Shareholder’s name on the records of Adherex. Such Common Shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. In Canada, without specific instructions, a broker and its agents and nominees are prohibited from voting shares for the broker’s clients. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person or that the Common Shares are duly registered in their name. If a Beneficial Shareholder so requests, and provides a broker or its agent or nominee with appropriate documentation, the broker, agent or nominee must appoint the Beneficial Shareholder or a nominee of the Beneficial Shareholder as proxyholder.

Applicable Canadian regulatory policy requires intermediaries/brokers to provide all documentation relating to a shareholders’ meeting to Beneficial Shareholders and to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is identical to the form of proxy provided to Registered Shareholders. However, its purpose is limited to instructing the Registered Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. In Canada, the majority of brokers now delegate responsibility for obtaining instructions from clients to the Independent Investor Communications Corporation (“IICC”). IICC typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to IICC. IICC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy with an IICC sticker on it cannot use that proxy to vote Common Shares directly at the Meeting – the proxy must be returned to IICC well in advance of the Meeting in order to have the Common Shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of such Shareholder’s broker (or an agent of the broker), a Beneficial Shareholder may attend the Meeting as proxy holder for the Registered Shareholder and vote the Common Shares in that capacity. A Beneficial Shareholder who wishes to attend the Meeting and indirectly vote such Shareholder’s Common Shares as proxy holder for the Registered Shareholder should enter such Shareholder’s own name in the blank space on the proxy instructions form provided to such Shareholder by the broker (or agent) and return the same to the broker (or broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting, in order to obtain from the broker (or agent) a proxy in favour of the Beneficial Holder.

Record Date and Entitlement to Vote

The record date for the purpose of determining Shareholders entitled to receive the Circular and to vote at the Meeting has been fixed as 5 p.m. EST on March 30, 2005 (the “Record Date”). Each Shareholder at the close of business (5 p.m. EDT) on the Record Date is entitled to attend the Meeting in person or by proxy and to cast one (1) vote for each Common Share held by such Shareholder on the Record Date.

Quorum

Since the Corporation’s Common Shares are now listed on the American Stock Exchange, the quorum for the transaction of business at any meeting of Shareholders shall be two or more persons present in person or represented by proxy holding not less than 33 1/3% of the then issued and outstanding Common Shares. If the By-Law Resolution is not approved at the Meeting, the quorum for the transaction of business at the Meeting would then be two Shareholders present in person or by proxy.

Voting Securities and Principal Holders of Voting Securities

As at March 18, 2005, there were 182,677,535 Common Shares issued and outstanding. Each Common Share carries the right to one vote at the Meeting.

At the close of trading on March 18, 2005, to the knowledge of the directors and senior officers of Adherex, as of the date of this Circular, HBM BioVentures (Cayman) Ltd. and The VenGrowth Advanced Life Sciences Fund Inc. each beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of Adherex carrying more than 10% of the voting rights attached to all of the outstanding Common Shares as follows:

Shareholder	No. of Common Shares	% of Outstanding
HBM BioVentures (Cayman) Ltd.	22,606,443(1)	12.4%
The VenGrowth Advanced Life Sciences Fund Inc.	19,946,091(2)	10.9%

(1)	Excludes a warrant to purchase 535,714 shares of common stock at an exercise price of $0.43, expiring December 3, 2007, a warrant to purchase 9,416,430 shares of common stock at an exercise price of $0.43, expiring December 19, 2008 and a warrant to purchase 1,886,793 shares of common stock at an exercise price of $0.70, expiring May 20, 2007.
(2)	Excludes a warrant to purchase 7,142,857 shares of common stock at an exercise price of $0.43, expiring December 19, 2008 and a warrant to purchase 2,830,188 shares of common stock at an exercise price of $0.70, expiring May 20, 2007.

As at March 18, 2005, the directors and senior officers of Adherex and, to the knowledge of the directors and senior officers of Adherex, after reasonable enquiry, their respective associates, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 7,953,606 Common Shares (approximately 4.4% of all outstanding Common Shares on such date) and options and warrants to purchase 16,489,020 Common Shares (approximately 6.2% of the aggregate of all outstanding Common Shares and all Common Shares subject to outstanding options to purchase Common Shares on such date).

Approval Requirements and Eligible Voting Shares

Each of the Ordinary Matters and the By-Law Resolution must be approved by a simple majority of the votes cast by Shareholders, present in person or by proxy at the Meeting. The Consolidation Resolution must be approved by at least 2/3 of the votes cast by Shareholders, present in person or by proxy at the Meeting. The Stock Option Resolution must be approved by a simple majority of the votes cast by Shareholders, present in person or by proxy at the Meeting, other than votes attaching to Common Shares beneficially held by insiders to whom options may be granted under the Stock Option Plan, and associates of such insiders. For these purposes, any spoiled votes, illegible votes, defective votes and abstentions will not be considered votes cast.

Other Business

Other than the Ordinary Matters and the Special Matters discussed elsewhere in this Circular, management of Adherex does not intend to present and does not have any reason to believe that others will present, at the Meeting, any item of business other than those set forth in this Circular. If, however, any other business is properly presented at the Meeting and may properly be considered and acted upon, proxies will be voted by those named in the applicable form of proxy in their sole discretion, including with respect to any amendments or variations to the matters identified herein.

ORDINARY MATTERS

Election of Directors

The number of directors of Adherex to be elected at the Meeting is eight (8). The following are the names of the persons for whom it is intended that votes will be cast for their election as directors of the Corporation pursuant to the proxy which is hereby solicited, unless the Shareholder directs therein that such Shareholder’s Common Shares be withheld from voting in the election of directors:

Dr. William P. Peters

Raymond Hession

Peter Karmanos, Jr.

Dr. Donald W. Kufe

Dr. Fred H. Mermelstein

Dr. Peter Morand

Dr. Robin J. Norris

Dr. Arthur T. Porter

The term of office for each such person will be until Adherex’s next Annual Meeting or until such person’s successor is elected or appointed. In the event that prior to the Meeting any vacancies occur in the slate of nominees submitted above, it is intended that discretionary authority shall be exercised to vote the proxy hereby solicited (unless otherwise directed as aforesaid) for the election of any other person or persons as directors. Adherex management is not now aware that any of such nominees would be unwilling to serve as a director if elected.

The following table sets forth the name of each person proposed at the date hereof to be nominated by management for election to the Board, such person’s principal occupation or employment, all other positions with Adherex and any significant affiliate thereof now held by such person, if any, the year in which such person became a director of Adherex and the number of Common Shares beneficially owned by such person, directly or indirectly, or over which such person exercises control or direction:

Name and Municipality of Residence, Position	Current Principal Occupation and Principal Occupation For Previous Five Years	Director Since	Number of Common Shares Held	% of Common Shares Held
William P. Peters, MD, PhD, MBA Florida, USA Chief Executive Officer and Chairman of the Board of Directors	Chairman and CEO of Adherex; previously, President, Institute for Strategic Analysis and Innovation of the Detroit Medical Center, and President, Director and CEO of the Karmanos Cancer Institute	Nov 2002	339,912	0.19%

Raymond Hession (1)(2)(4) Ontario, Canada Lead Independent Director of the Board of Directors	Chairman of the Board, The Ottawa Hospital	Dec 1998	699,641	0.38%

Peter Karmanos, Jr. (3)(4) Michigan, USA Director	Chairman, CEO and Co-Founder of Compuware Corporation	May 2004	—	—

Donald W. Kufe, MD (2)(3) Massachusetts, USA Director	Professor of Medicine, Dana-Farber Cancer Institute, Harvard Medical School	Dec 2003	—	—

Name and Municipality of Residence, Position	Current Principal Occupation and Principal Occupation For Previous Five Years	Director Since	Number of Common Shares Held	% of Common Shares Held

Fred H. Mermelstein, PhD (4) New Jersey, USA Director	Founder, CEO and President of Innovative Drug Delivery Systems Inc.; previously, Director of Venture Capital, Paramount Capital Investments, LLC	Nov 2002	6,792,053	3.72%

Peter Morand, PhD (1)(4) Ontario, Canada Director	President and CEO of the Canadian Science and Technology Growth Fund Inc.	Dec 1998	211,876	0.12%

Robin J. Norris, MD North Carolina, USA President, Chief Operating Officer and Director	President and COO of Adherex; previously, COO of PowderJect plc	Nov 2002	18,000	0.01%

Arthur T. Porter, MD, MBA (1)(2)(3) Quebec, Canada Director	Executive Director, McGill University Health Centre; previously, President and CEO, Detroit Medical Center	Feb 2004	—	—

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Nominating Committee
(4)	Member of the Governance Committee

William P. Peters, MD, PhD, MBA

Dr. Peters has been the Chief Executive Officer of Adherex since March 2003, the Chairman of the Board of Directors since February 2004, and a member of the Board of Directors since November 2002. From March 2003 to February 2004, Dr. Peters served as the Vice Chairman of the Board. Dr. Peters has served on the faculty at Harvard University, Duke University and Wayne State University. He originated the solid tumor high-dose chemotherapy and bone marrow transplant program at the Dana-Farber Cancer Institute, and was Director of Bone Marrow Transplantation, Professor of Medicine at Duke University from 1984 to 1995 and was an Associate Director of the Cancer Center. He then became President, Director and CEO of the Karmanos Cancer Institute from 1995 – 2001 and is currently President Emeritus. Simultaneously, he served as Associate Dean for Cancer at Wayne State University and Senior Vice President for Cancer Services at the Detroit Medical Center. In 2001, he organized the Institute for Strategic Analysis and Innovation at the Detroit Medical Center of which he served as President. Dr. Peters has three Bachelor’s degrees (Biochemistry, Biophysics and Philosophy) from the Pennsylvania State University, received his MPhil, MD and PhD degrees from the Columbia University College of Physicians & Surgeons in New York and trained clinically at Harvard University Medical School’s Brigham and Women’s Hospital and Dana-Farber Cancer Institute in Boston, MA. He is board certified in internal medicine and medical oncology. He earned his MBA at the Duke University Fuqua School of Business. Dr. Peters also serves on the board of directors of Aegera Therapeutics Inc.

Raymond Hession

Mr. Hession has been on the Board of Directors of Adherex since December 1998. Mr. Hession is Chairman of The Ottawa Hospital. Mr. Hession has previously served as President of Canada Mortgage and Housing Corporation, Deputy Minister of Industry for the Canadian Government and President of Kinburn Technologies Corporation.

Peter Karmanos, Jr.

Mr. Karmanos has been a director of Adherex since May 2004. Mr. Karmanos is Chairman of the Board of Directors, Chief Executive Officer and co-founder of Compuware Corporation, a global provider of software solutions and professional services. Mr. Karmanos is a director for the Barbara Ann Karmanos Cancer Institute, the North American Hockey League, USA Hockey, Worthington Industries, Taubman Centers, Inc., Automation Alley and Detroit Renaissance. He is also a member of the National Hockey League Board of Governors.

Donald W. Kufe, MD

Dr. Kufe has been on the Board of Directors of Adherex since December 2003. Dr. Kufe is the chair of the Scientific and Clinical Advisory Board of Adherex. Dr. Kufe received his MD in 1970 from the University of Rochester School of Medicine and postgraduate training at Harvard’s Beth Israel Hospital. Subsequently, he undertook extensive laboratory-based research in molecular virology at the Institute of Cancer Research of Columbia University. In 1979, he joined the faculty of Harvard’s Dana-Farber Cancer Institute where he is now Professor of Medicine. He has served as Chief of the Division of Cancer Pharmacology, Deputy Director of the Dana-Farber Cancer Center, Director of the Harvard Phase I Oncology Group and Leader of the Experimental Therapeutics Program. He has served as the senior editor of Cancer Medicine, one of the major text books in oncology, and on the editorial board of multiple international cancer research journals.

Fred H. Mermelstein, PhD

Dr. Mermelstein has been a director of Adherex since November 2002. Dr. Mermelstein is a founder, CEO and President of Innovative Drug Delivery Systems Inc. and served as Director of Venture Capital at Paramount Capital Investments, LLC, a merchant banking and venture capital firm specializing in biotechnology, from 1998 to 2003. He has served as director and Chief Science Officer of PolaRx Biopharmaceuticals, and is a director of both Cardiome Pharma and the Jordan Heart Foundation. Dr. Mermelstein holds a dual Ph.D. in Pharmacology and Toxicology from Rutgers University and University of Medicine and Dentistry of New Jersey (UMDNJ) Robert Wood Johnson Medical School. He completed his post-doctoral training supported by two grant awards, a National Institutes of Health fellowship and a Howard Hughes Medical Institute fellowship in the department of biochemistry at UMDNJ Robert Wood Johnson Medical School.

Peter Morand, PhD

Dr. Morand has been a director of Adherex since December 1998. Dr. Morand is President, CEO and a director of the Canadian Science and Technology Growth Fund which invests in the commercialization of early stage research in Canada’s science and engineering sectors. Dr. Morand is also a director of D-Box Technology Inc. and of the Institute on Governance (Ottawa). He is past Chair of the Ottawa Life Sciences Council and past President of the Natural Sciences and Engineering Research Council of Canada (NSERC), an agency that invests over CAD$600 million annually in support of university research and training. Prior to his NSERC appointment, he spent many years at the University of Ottawa as a Professor of Chemistry and occupied the positions of Dean of Science and Engineering and Vice Rector. Dr. Morand started his career in the pharmaceutical industry at Ayerst Laboratories and is President of Peter Morand & Associates Inc., an advanced technology consulting firm.

Robin J. Norris, MD

Dr. Norris has been the Chief Operating Officer of Adherex since January 2002, President of Adherex since June 2002 and a member of the Board of Directors since November 2002. Prior to joining Adherex, Dr. Norris was Chief Operating Officer and Chairman of the Scientific Advisors Committee of PowderJect plc from March 1998 to December 2001 and Chief Operating Officer of Noven Inc. from March 1995 to March 1998. Dr. Norris received his medical education and degree in the United Kingdom with postgraduate qualifications in obstetrics, general medicine and pharmaceutical medicine. Following eight years of clinical practice Dr. Norris has spent over 20 years in the pharmaceutical industry, predominantly based in the United States, but with global drug development responsibilities. During his career, Dr. Norris has been responsible for the successful development of a wide range of pharmaceutical products and devices moving and transitioning them from fundamental “bench-level” research and development through the regulatory process and into the global marketplace.

Arthur T. Porter, MD, MBA

Dr. Porter, who has served as a director of Adherex since February 2004, was nominated pursuant to an arrangement with HBM BioVentures (Cayman) Ltd. Dr. Porter has served as the Executive Director of the McGill University Health Center since January 2004. Dr. Porter was the President and Chief Executive Officer of the Detroit Medical Center from 1999 to 2003. From 1991 to 1998, Dr. Porter served as the Chief of the Gershenson Radiation Oncology Center at Harper Hospital, Radiation Oncologist-in-Chief at the Detroit Medical Center. He has also served as Senior Radiation Oncologist at the Cross Cancer Institute in Edmonton, Alberta and Associate Professor in the Faculty of Medicine at the University of Alberta, Chief of the Department of Radiation Oncology at the London Regional Cancer Centre and Chairman of the Department of Oncology at Victoria Hospital Corporation. Dr. Porter has served as a director of Munder Funds since 2002 and Universal Healthcare Management Systems since 2003.

Appointment of Auditors

The persons named in the accompanying form of proxy intend to vote for the re-appointment of PricewaterhouseCoopers LLP as Adherex’s auditors to hold office until the next Annual Meeting of Shareholders and to authorize the Board to fix the remuneration of the auditors, unless the Shareholder has specified in the form of proxy that the shares represented by such form of proxy are to be withheld from voting in respect thereof. PricewaterhouseCoopers LLP was first appointed the Corporation’s auditors on March 17, 1999.

SPECIAL MATTERS

Share Consolidation Resolution

The Shareholders will be asked at the Meeting to consider, and if deemed advisable, to approve the Consolidation Resolution in the form set out in Appendix “A” to this Circular, authorizing at the discretion of the Board the Share Consolidation of Adherex’s outstanding Common Shares based on a range between a one for two (2) basis to a one for ten (10) basis (the “Stock Consolidation Range”). Any fractional Common Shares of the Corporation resulting from such consolidation shall be cancelled without payment or other compensation being made to any shareholder in respect thereof. The Share Consolidation is subject to regulatory approval.

The Share Consolidation will affect all Shareholders uniformly and will not affect any Shareholder’s percentage ownership interest in the Corporation, except to the extent that the Share Consolidation would otherwise result in any Shareholder being owed a fractional share. In addition, the Share Consolidation will not affect any Shareholder’s proportionate voting rights, subject to the treatment of fractional shares. Options, warrants and exchangeable or convertible securities will be consolidated in accordance with the terms of the respective securities at the same share consolidation ratio as determined by the Board.

The Shareholders have previously authorized proposed share consolidations in the past, however, in each case the Board has determined that market conditions were inappropriate to implement any such consolidations. In particular, the Shareholders authorized a one-for-four share consolidation at the annual and special meeting of the shareholders held on November 5, 2002 and a share consolidation within the Stock Consolidation Range at each of the annual and special meetings of the shareholders held on December 16, 2003 and October 22, 2004.

The Board continues to believe that a share consolidation will enhance the marketability of the Common Shares and potentially increase the liquidity of the Common Shares if implemented at an appropriate time. If the Share Consolidation is approved, the Board may, in its discretion, again decide not to implement the Share Consolidation and therefore not file Articles of Amendment to effect such Share Consolidation (the “Articles of Amendment”). Upon a decision being made by the Board to implement the Share Consolidation using the above Stock Consolidation Range, the record date for the Share Consolidation will be set by the Board and specified in the Articles of Amendment, and holders of record of Common Shares as at the close of business on the Share Consolidation record date will be sent a letter of transmittal for use in delivering their pre-consolidation share certificates to Adherex’s transfer agent and registrar. Tendered certificates will be exchanged for new certificates representing the appropriate number of Common Shares to which a Shareholder is entitled following the Share Consolidation.

The Board recommends to the Shareholders that they approve the Consolidation Resolution. To become effective, the Consolidation Resolution must be approved by at least 2/3 of the votes cast by the Shareholders voting in person or by proxy at the Meeting. Unless directed otherwise, the persons named in the accompanying form of proxy intend to vote FOR the Consolidation Resolution. The full text of the Consolidation Resolution is annexed hereto as Appendix “A”.

Stock Option Plan Resolution

At the Meeting, Shareholders will be asked to approve certain amendments to the Corporation’s Stock Option Plan (the “Stock Option Plan”) that were approved by the Board on March 18, 2005 (the “Option Plan Amendments”). A copy of the Stock Option Plan marked to show the Option Plan Amendments is attached to the Circular as Exhibit 1 to Appendix A. The Option Plan Amendments relate primarily to: (i) changing the maximum number of Common Shares issuable under the Stock Option Plan from 20,000,000 to 28,000,000 (all on a pre-consolidation basis) (the “Plan Maximum Amendment”); (ii) the inclusion of provisions intended to provide its U.S. resident employees with opportunities to receive options that qualify as “incentive stock options” under Section 422 of the Internal Revenue Code of 1986, as amended (the “ISO-Related Amendments”); and (iii) the deletion from the Stock Option Plan of a restriction that the number of Common Shares reserved for issuance pursuant to options to any one person must not exceed 5% of the Corporation’s issued and outstanding Common Shares (the “TSX Individual Limit Amendment”).

Plan Maximum Amendment. The strategic use of incentive stock options is a very important component of the Corporation’s overall compensation plan for its employees and advisors and continues to be one of the Corporation’s primary tools for attracting, motivating and retaining qualified employees, which is critical to the Corporation’s success. On March 18, 2005, the Board approved, subject to shareholder and regulatory approval, a proposed amendment to the Stock Option Plan to change the maximum number of Common Shares that may be issued under the Stock Option Plan from the current fixed maximum number of 20,000,000 Common Shares to a fixed maximum number of 28,000,000 Common Shares (on a pre-consolidation basis), which represents approximately 15.3% of the Corporation’s issued and outstanding Common Shares as of March 18, 2005 and 10.6% of the Corporation’s share capital on March 18, 2005 on a fully diluted basis. In making the decision to recommend the Plan Maximum Amendment, the Board considered a number of factors, including the number of options currently outstanding under the Stock Option Plan, the Corporation’s current and anticipated human resource requirements and various competitive benchmarks. In light of recent financings by the Corporation and the issuances of securities thereunder, the Board determined that it is in the best interests of the Corporation that the size of the stock option pool be increased.

Of the currently authorized 20,000,000 Common Shares, options to purchase an aggregate of 15,310,803 Common Shares are currently outstanding under the Stock Option Plan (not including 3,500,000 options granted to the CEO outside the Stock Option Plan and approved by shareholders on December 16, 2003). As of the date hereof, the Corporation has available a total of 4,580,197 Common Shares to be issued pursuant to the exercise of options to be granted under the Stock Option Plan (on a pre-consolidation basis). The Corporation believes that the proposed increase in the maximum number of Common Shares issuable under the Stock Option Plan will ensure that a reasonable number of Common Shares remain available for the grant of options in the future. The Corporation plans to request the conditional listing of additional Common Shares on the TSX and AMEX to be listed as reserved for issuance under the Stock Option Plan.

ISO-Related Amendments. Adherex wishes to provide its U.S. resident employees with opportunities in the future to receive options that qualify as “incentive stock options” (“ISOs”) under Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”). ISOs are a popular type of incentive used by companies in the United States to attract, motivate and retain U.S.-based executives. By meeting specific criteria under the Code, ISOs provide more favorable tax treatment to optionees than ‘non-qualified’ stock options. For a stock option to qualify as an ISO (and therefore receive special tax treatment under the Code), it must meet the requirements of the Code when granted and at all times beginning from the grant until its exercise. These requirements include:

•	The option may be granted only to an employee who must exercise the option while an employee or no later than three months after termination of employment (unless the optionee is disabled, in which case this three-month period is extended to one year);

•	The plan under which such options have been granted, or any material amendments to such plan, must be approved by shareholders within 12 months before or after plan (or material amendment) adoption;

•	The option must be granted within 10 years of the earlier of adoption or shareholder approval, and the option must be exercisable only within 10 years of grant;

•	The option exercise price must equal or exceed the fair market value of the underlying shares at the time of grant;

•	The option must be granted under a written plan document specifying the total number of shares that may be issued and the employees who are eligible to receive the options;

•	Each option must be granted under an ISO agreement, which must be written and must list the restrictions placed on exercising the ISO;

•	The employee must not, at the time of the grant, own shares representing more than 10% of the voting power of all stock outstanding, unless the option exercise price is at least 110% of the fair market value and the option is not exercisable more than five years from the time of the grant; and

•	The aggregate fair market value (determined as of the grant date) of shares bought by exercising ISOs that are exercisable for the first time cannot exceed $100,000 in a calendar year. To the extent it does, the Code provides that such options are treated as nonqualified options.

The ISO-Related Amendments have no effect on previously granted options but rather have been made so that future option grants to U.S. resident employees may qualify as ISOs. The ISO-Related Amendments marked on Exhibit 1 to Appendix A are necessary to achieve the foregoing. The Board believes that ISOs may be an important tool for attracting, motivating and retaining qualified employees in a manner that is competitive with the Corporation’s peers.

TSX Individual Limit Amendment. On December 16, 2003, the shareholders of the Corporation authorized the Corporation to delete from the Stock Option Plan a restriction that the number of Common Shares reserved for issuance pursuant to options to any one person must not exceed 5% of the Corporation’s issued and outstanding Common Shares. However, the TSX required that the Company continue to adhere to the above 5% limitation, notwithstanding the shareholders’ approval. With the adoption of certain amendments to the TSX Company Manual on January 1, 2005 (the “TSX Amendments”), listed issuers are no longer subject to the above 5% limitation and the Board therefore approved the removal the 5% limitation from the Stock Option Plan on March 18, 2005. In order for the Corporation to grant options that can qualify as ISO’s, all material amendments to the Stock Option Plan, including the TSX Individual Limit Amendment, must be approved by Shareholders within 12 months before or after such material amendment. Since the TSX Amendments were adopted more than 12 months after shareholder approval of the removal of the 5% limitation, Shareholders are being asked to ratify this amendment in order that subsequent option grants under the Stock Option Plan may qualify as ISO’s.

The Option Plan Amendments are subject to prior regulatory approval. The TSX has been asked to conditionally approve the Option Plan Amendments subject to, in the case of the Plan Maximum Amendment, ratification by the Shareholders at the Meeting as set forth herein. Accordingly, Shareholders will be asked to consider and, if deemed advisable, to approve, with or without amendment, the Stock Option Resolution set out in Appendix “A” to this Circular.

To become effective, the Stock Option Resolution must be approved by a simple majority of the votes cast by the Shareholders voting in person or by proxy at the Meeting, other than the votes attaching to Common Shares beneficially held by insiders of the Corporation to whom options may be granted under the Stock Option Plan and associates of such insiders. To the knowledge of the directors and senior officers of Adherex, after reasonable enquiry, as of the date hereof such insiders and their respective associates, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 8,061,482 Common Shares.

The Board recommends to the Shareholders that they approve the Stock Option Resolution. Unless directed otherwise, the persons named in the accompanying form of proxy intend to vote FOR the Stock Option Resolution.

By-Law Resolution

By-Law No. 2, being a by-law relating generally to the transaction of the business and affairs of the Corporation, was confirmed and ratified by the Shareholders on December 16, 2003. The full text of By-Law No. 2 was included as an exhibit to the Corporation’s management proxy circular dated November 12, 2003 delivered to Shareholders in connection with the annual and special meeting of the shareholders of the Corporation held on December 16, 2003.

Since the adoption of By-Law No. 2, certain amendments respecting notice of, and quorum at, shareholders meetings were required to be made as a condition to the listing of the Corporation’s Common Shares on the

American Stock Exchange (“AMEX”). In particular, on November 2, 2004, the Board in furtherance of such AMEX listing approved the following amendments (collectively, the “By-Law Amendments”) to By-Law No. 2:

(a)	Section 7.01 (Annual Meetings) of By-Law No. 2 was amended as follows:

7.01 Annual Meetings. - The annual meeting of shareholders shall be held at such time in each year and, subject to section 7.03, at such place as the board ~~or the chief executive officer~~ may from time to time determine, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing auditors and for the transaction of such other business as may properly be brought before the meeting.

(b)	Section 7.02 (Special Meetings) of By-Law No. 2 was amended as follows:

7.02 Special Meetings. - The board ~~or the chief executive officer~~ shall have power to call a special meeting of shareholders at any time.

(c)	Section 7.04 (Notice of Meetings) of By-Law No. 2 was amended as follows:

7.04 Notice of Meetings. - Notice of the time and place of each meeting of shareholders shall be given in writing in the manner provided in Section Eight not less than 21 days nor more than ~~50~~ 60 days before the date of the meeting to each director, to the auditor, and to each shareholder entitled to vote at the meeting.

(d)	Section 7.06 (Meetings Without Notice) of By-Law No. 2, the text of which is below, was deleted in its entirety:

7.06 Meetings Without Notice. - A meeting of shareholders may be held without notice at any time and place permitted by the Act (a) if all the shareholders entitled to vote thereat are present in person or duly represented or if those not present or represented waive notice of or otherwise consent to such meeting being held, and (b) if the auditors and the directors are present or waive notice of or otherwise consent to such meeting being held; so long as such shareholders, auditors or directors present are not attending for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called. At such a meeting any business may be transacted which the Corporation at a meeting of shareholders may transact.

(e)	Section 7.07 (Quorum) of By-Law No. 2 was amended as follows:

7.07 Quorum. - Subject to the Act ~~in respect of a majority shareholder~~, a quorum for the transaction of business at any meeting of shareholders shall be two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxyholder or representative for a shareholder so entitled. If, however, the Corporation lists it shares on Nasdaq or The American Stock Exchange, so long as such shares are so listed, quorum for the transaction of business at any meeting of shareholders shall be two or more persons present in person or represented by proxy holding not less than 33 1/3% of the then issued and outstanding common shares.

The By-Law Amendments became effective upon being approved by the Board on November 2, 2004, however, the Canada Business Corporations Act (the “CBCA”) requires the Board to submit the By-Law Amendments to the Shareholders at the Meeting for their confirmation. Accordingly, the Shareholders will be asked to consider and, if deemed advisable, to approve the By-Law Resolution set out in Appendix “A” to this Circular with respect to the foregoing By-Law Amendments. The By-Law Amendments would cease to be in force if the Shareholders do not approve the By-Law Resolution at the Meeting. In that event, By-Law No. 2 will continue to be effective without regard to the By-Law Amendments. The failure of the Corporation to maintain the By-Law Amendments, however, could have adverse consequences in respect of the Corporation’s continued AMEX listing.

To become effective, the By-Law Resolution must be approved by a simple majority of the votes cast by the Shareholders voting in person or by proxy at the Meeting.

As such By-Law Amendments were required by AMEX in the context of the listing of the Common Shares on AMEX, the Board views the By-Law Amendments as beneficial to the interests of the Corporation. Accordingly, the Board recommends to the Shareholders that they approve the By-Law Resolution. Unless directed otherwise, the persons named in the accompanying form of proxy intend to vote FOR the By-Law Resolution.

STATEMENT OF EXECUTIVE COMPENSATION

The Corporation changed its financial year from June 30 to December 31 effective December 31, 2004. For reference purposed, the most recently-completed financial reporting period covering the six-months ended December 31, 2004 will be termed the “Six-Month Fiscal Transition 2004.”

The following table, presented in accordance with the regulations to the Securities Act (Ontario), sets forth all annual and long-term compensation for services in all capacities to the Corporation for the three most recently completed financial periods in respect of each of the individuals comprised of the Chief Executive Officer at December 31, 2004 and the other four most highly compensated executive officers of the Corporation at December 31, 2004 whose total annualized salary and bonus for the Six-Month Fiscal Transition 2004 would exceed $150,000 (together, the “Named Executive Officers”). Unless otherwise stated, amounts are in Canadian dollars.

		Annual Compensation(1)					Long-Term Compensation Awards
Name and Principal Position	Fiscal Year (1)	Salary ($)		Bonus ($)		Other Annual Compensation ($)	Securities Under Options Granted(7)	All Other Compensation ($)
Dr. William P. Peters(2) Chief Executive Officer and Chairman of the Board	December 2004 June 2004 June 2003	212,500 356,250 106,500	* *	182,500 335,000 40,000	* *	Nil Nil Nil	160,000 5,021,089 3,750,000	4,856 Nil Nil

Dr. Robin Norris(3) President and Chief Operating Officer	December 2004 June 2004 June 2003	112,500 225,000 225,000	* *	57,000 52,500 Nil	* *	Nil Nil Nil	Nil 560,000 200,000	4,408 Nil Nil	*

D. Scott Murray(4) Vice President, General Counsel and Corporate Secretary	December 2004 June 2004 June 2003	75,000 176,663 62,500	*	59,500 10,000 Nil	*	Nil Nil Nil	90,000 149,850 150,000	357 Nil Nil	*

James A. Klein, Jr.(5) Chief Financial Officer	December 2004 June 2004 June 2003	80,000 29,697 Nil	* *	50,000 15,000 Nil	* *	Nil Nil Nil	25,000 1,075,000 Nil	385 Nil Nil	*

Dr. Rajesh K. Malik(6) Chief Medical Officer	December 2004 June 2004 June 2003	58,583 Nil Nil	*	35,000 Nil Nil	*	Nil Nil Nil	750,000 Nil Nil	199 Nil Nil	*

*	US Dollars.
(1)	The Corporation changed its financial year from June 30 to December 31 effective December 31, 2004. As a result, the transitional year from the old financial year to the new financial year is the six-month period ended December 31, 2004. “Annual Compensation” amounts for December 2004 cover the Six-Month Fiscal Transition 2004 rather than a twelve-month period.
(2)	Dr. Peters joined the Corporation as CEO and Vice Chairman on March 12, 2003 and was appointed Chairman on February 28, 2004. Pursuant to an agreement dated February 19, 2003, Dr. Peters received an annual salary of US$350,000. Effective March 1, 2004, Dr. Peters’ annual salary was increased to US$425,000.
(3)	Dr. Norris joined the Corporation as Chief Operating Officer on January 1, 2002 and was appointed President of the Corporation on June 14, 2002. Pursuant to an agreement dated December 12, 2001, Dr. Norris received an annual salary of $225,000. Effective January 1, 2005, Dr. Norris’ salary was increased to US$236,000.
(4)

Mr. Murray joined the Corporation as General Counsel and Corporate Secretary on February 3, 2003 and was appointed a Vice President of the Corporation on September 19, 2003. Pursuant to an agreement dated

January 27, 2003, Mr. Murray received an annual salary of $150,000. Effective January 1, 2005 Mr. Murray’s salary was increased to US$165,000.
(5)	Mr. Klein joined the Corporation as Chief Financial Officer on April 26, 2004. Pursuant to an agreement dated April 21, 2004, Mr. Klein received an annual salary of US$160,000. Effective January 1, 2005, Mr. Klein’s salary was increased to US$185,000.
(6)	Dr. Malik joined the Corporation as the Chief Medical Officer on September 7, 2004. Pursuant to an agreement dated August 9, 2004 received an annual salary of US$185,000. Effective January 1, 2005, Dr. Malik salary as increased to US$220,000.
(7)	Securities Under Options Granted indicates the number of Common Shares under options granted in the indicated fiscal period only.

The following table sets forth stock options to purchase Common Shares granted to only the Named Executive Officers under the Stock Option Plan, or otherwise, to whom any such stock options were granted during the Six-Month Fiscal Transition 2004 or the period July 1, 2004 to December 31, 2004:

Name and Position	Securities Under Options Granted (1) (#)	% of Total Options Granted to Employees in Financial Year (1)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Dr. William P. Peters Chief Executive Officer and Chairman of the Board	160,000	6.45%	$0.39	$0.39	2011

Dr. Robin Norris President and Chief Operating Officer	Nil	Nil	Nil	Nil	Nil

D. Scott Murray Vice President, General Counsel & Corporate Secretary	90,000	3.63%	$0.39	$0.39	2011

James A. Klein, Jr. Chief Financial Officer	25,000	1.01%	$0.39	$0.39	2011

Dr. Rajesh K. Malik Chief Medical Officer	750,000	30.23%	$0.40	$0.40	2011

(1)	The Corporation changed its financial year from June 30 to December 31 effective December 31, 2004. As a result, the transitional year from the old financial year to the new financial year is the six-month period ended December 31, 2004. “Annual Compensation” amounts for December 2004 cover the Six-Month Fiscal Transition 2004 rather than a twelve-month period.

Fiscal Period-End Option Values

The following table sets forth details of all exercises of stock options to purchase Common Shares during the most recently completed financial period (July 1, 2004 to December 31, 2004) by each of the Named Executive Officers and the financial period-end value of unexercised in-the-money options on an aggregated basis:

Name and Position	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at December 31, 2004 Exercisable / Unexercisable (#)	Value of Unexercised in-the-Money Options at December 31, 2004 Exercisable / Unexercisable ($)
Dr. William P. Peters Chief Executive Officer and Chairman of the Board	Nil	Nil	7,564,061/1,367,028	324,267/18,033

Dr. Robin Norris President and Chief Operating Officer	Nil	Nil	642,667/717,333	41,333/28,667

D. Scott Murray Vice President, General Counsel & Corporate Secretary	Nil	Nil	126,617/263,233	3,500/9,700

James A. Klein, Jr. Chief Financial Officer	Nil	Nil	275,000/825,000	Nil/750

Dr. Rajesh K. Malik Chief Medical Officer	Nil	Nil	187,500/562,500	3,750/11,250

Securities Authorized for Issuance Under Equity Compensation Plan

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	18,810,803	$0.48	4,580,197

Equity compensation plans not approved by security holders	Nil	Nil	Nil

Total	18,810,803	$0.48	4,580,197

Termination of Employment, Change in Responsibilities and Employment Contracts

Pursuant to an employment agreement dated February 19, 2003 between Dr. William P. Peters and Adherex, Dr. Peters became employed as Chief Executive Officer and Vice Chairman of the Adherex effective March 12, 2003 for a five-year term, and was appointed Chairman of the Board of Directors on February 28, 2004. Pursuant to this agreement, Dr. Peters (a) receives an annual salary in the amount of US$350,000 (increased to US$425,000 effective March 1, 2004), (b) received a signing bonus totaling US$200,000, of which US$40,000 was paid at the time of signing and US$80,000 was paid on each of July 1, 2003 and December 15, 2003, and (c) was granted an option to purchase up to 3,750,000 Common Shares at an exercise price of $0.33 per share. The employment agreement also provided that on one occasion, upon the closing of an equity financing or strategic partner contract of at least US$3.75 million, Dr. Peters would be granted additional options sufficient for his aggregate option holdings to be 5% of the Common Shares of Adherex, calculated on a fully diluted basis, immediately following the closing of such a transaction, subject to and conditional upon applicable regulatory and shareholder approvals (the “Financing Grant Provision”). Accordingly, upon the occurrence of such a transaction in

December 2003, the Financing Grant Provision provided for Dr. Peters to receive options to purchase 7,389,098 Common Shares, which would have brought his option holdings to 5% on a fully diluted basis, subject to applicable regulations and approvals. Adherex obtained shareholder approval on December 16, 2003 for 3,500,000 of such shares that were granted to Dr. Peters outside of Adherex’s Stock Option Plan. However, at that time, the Toronto Stock Exchange required that no person may hold options representing more than 5% of Adherex’s equity at any given time on an issued and outstanding basis (the “TSX Limit”). Accordingly, on December 30, 2003, Dr. Peters was granted options to purchase 3,851,089 Common Shares at an exercise price of $0.45 per share, which together with Common Shares issuable under his other option holdings represented 5% of the issued and outstanding Common Shares at such time. In May 2004, Adherex made a further grant to Dr. Peters under the Financing Grant Provision of options to purchase 1,170,000 Common Shares at an exercise price of $0.58 per share when Adherex increased its issued and outstanding shares by virtue of its two equity financings in that month. In December 2004, the Corporation made a further grant to Dr. Peters under the Financing Grant Provision of options to purchase 160,000 Common Shares at an exercise price of $0.39 per share. From time to time, Adherex intends to grant the 2,208,009 options remaining of the originally targeted 7,389,098 options under the Financing Grant Provision, subject to applicable approvals and regulations. The agreement also provides that annual bonuses, if any, will be awarded to Dr. Peters at the sole discretion of the Board. In the event of termination without “cause,” or in the event Dr. Peters terminates his employment for Good Reason or a Change of Control (as such terms are defined in the agreement), Adherex is obligated to pay Dr. Peters severance compensation equal to 24 months of salary.

Pursuant to an employment agreement dated December 12, 2001 between Dr. Robin Norris and Adherex, Dr. Norris is employed as Adherex’s Chief Operating Officer. Pursuant to this agreement, Dr. Norris (a) receives an annual salary in the amount of $225,000 (increased to US$236,000 effective January 1, 2005), (b) was granted options to purchase up to 600,000 Common Shares at a price per share of $0.33 under Adherex’s Stock Option Plan, (c) was reimbursed for certain expenses related to his relocation from Colorado to Ottawa, and (d) is entitled to participate in all employee benefit programs offered by Adherex. Also pursuant to this agreement, if Dr. Norris is dismissed from employment by Adherex for any reason other than “cause,” Adherex is obligated to pay Dr. Norris severance compensation equal to 12 months of salary. Dr. Norris was appointed President of Adherex in addition to Chief Operating Officer on June 14, 2002.

Pursuant to an employment agreement dated April 21, 2004 between James A. Klein, Jr. and Adherex, Mr. Klein is employed as Adherex’s Chief Financial Officer. Pursuant to this agreement, Mr. Klein (a) receives an annual salary in the amount of US$160,000 (increased to US$185,000 effective January 1, 2005), (b) was granted options to purchase up to 1,000,000 Common Shares at a price per share of $0.53 under Adherex’s Stock Option Plan, (c) received a signing bonus of US$15,000, and (d) may receive an annual discretionary bonus of up to US$50,000. If Mr. Klein’s employment terminates due to a change in control of Adherex, any then-remaining unvested shares shall immediately vest and be fully exercisable. Also pursuant to this agreement, if Mr. Klein is dismissed from employment by Adherex for any reason other than “cause,” Adherex is obligated to pay Mr. Klein severance compensation equal to six months of salary.

Pursuant to an employment agreement dated January 27, 2003 between D. Scott Murray and Adherex, Mr. Murray is employed as Adherex’s General Counsel and Corporate Secretary, and became a Vice President on September 19, 2003. Pursuant to this agreement, Mr. Murray (a) receives an annual salary in the amount of $150,000 (increased to US$165,000 effective January 1, 2005), (b) was granted options to purchase up to 150,000 Common Shares at a price per share of $0.35 under Adherex’s Stock Option Plan, (c) was reimbursed for certain expenses related to his relocation from Toronto to Ottawa, and (d) is entitled to participate in all employee benefit programs offered by Adherex. Also pursuant to this agreement, if Mr. Murray is dismissed from employment by Adherex for any reason other than “cause,” Adherex is obligated to pay Mr. Murray severance compensation equal to three months working notice and three months of salary.

Pursuant to an employment agreement dated August 9, 2004 between Dr. Rajesh K. Malik and the Corporation, Dr. Malik is employed as our Chief Medical Officer. Pursuant to this agreement, Dr. Malik (a) receives an annual salary in the amount of US$185,000 (increased to US$220,000 effective January 1, 2005 and to be adjusted further to US$250,000 on or about July 1, 2005 with satisfactory performance as determined by the Corporation), (b) was granted options to purchase up to 750,000 Common Shares at a price per share of $0.40 under Adherex’s Stock Option Plan, (c) received a signing bonus of US$35,000 (to be repaid if Dr. Malik does not complete one year of employment), and (d) may receive an annual discretionary bonus of up to 25% of annual base salary in the event of satisfactory performance as determined by the Corporation. If Dr. Malik’s employment terminates due to a change in control of the Corporation, any then remaining unvested shares shall immediately vest and be fully exercisable. Also pursuant to this agreement, if Dr. Malik is dismissed from employment by the Corporation without “cause,” we are obligated to pay Dr. Malik severance compensation consisting of health insurance benefits and his then current base salary for the lesser of six months or until he has accepted alternative employment.

Pursuant to an employment agreement dated October 25, 2004 between Dr. Brian E. Huber and the Corporation, Dr. Huber is employed as the Chief Scientific Officer. Pursuant to this agreement, Dr. Huber (a) receives an annual salary in the amount of US$165,000 (increased to US$185,000 effective January 1, 2005), (b) was granted options to purchase up to 750,000 Common Shares at a price per share of $0.39 under Adherex’s Stock Option Plan, (c) received a signing bonus of US$25,000, and (d) may receive an annual discretionary bonus of up to US$50,000. Also pursuant to this agreement, if Dr. Huber is dismissed from employment by the Corporation without “cause,” we are obligated to pay Dr. Huber severance compensation consisting of health insurance benefits and his then current base salary for the lesser of six months or until he has accepted alternative employment.

In addition to such employment agreements, each of Drs. Peters, Norris Malik and Huber, as well as Messrs. Klein and Murray, are a party to a confidentiality and intellectual property agreement with Adherex.

Stock Option Plan

The Stock Option Plan was adopted to develop the interest and incentive of eligible employees, directors and other service providers of the Corporation in the Corporation’s growth and development by giving eligible Participants (as defined below) an opportunity to purchase Common Shares on a favorable basis, thereby advancing the interests of the Corporation, enhancing the value of the Common Shares for the benefit of all Shareholders and increasing the ability of the Corporation to attract and retain skilled and motivated individuals in the service of the Corporation. The total number of Common Shares that may be currently issued by the Corporation under the Stock Option Plan is 20,000,000, representing approximately 11% of the currently issued and outstanding Common Shares. As of March 18, 2005, options for an aggregate of 15,419,803 Common Shares have been granted and not cancelled or expired pursuant to the Stock Option Plan, representing approximately 8.4% of the currently issued and outstanding Common Shares, of which options for 109,000 Common Shares have been exercised and options for 15,310,803 Common Shares remain issued and outstanding under the Stock Option Plan, representing 0.06% and 8.4% respectively of the currently issued and outstanding Common Shares.

Within the above aggregate limit of 20,000,000 Common Shares, the Stock Option Plan contains no limits on the number or percentage of such options that may be granted to insiders of the Corporation or to any one person. On December 16, 2003, the shareholders of the Corporation authorized the Corporation to delete from the Stock Option Plan a restriction that the number of Common Shares reserved for issuance pursuant to options to any one person must not exceed 5% of the Corporation’s issued and outstanding Common Shares. The Board subsequently removed this restriction from the Stock Option Plan on March 18, 2005 following the TSX Amendments (as defined above).

The Board has the right, in its sole discretion, to alter, amend or discontinue the Stock Option Plan from time to time and at any time. However, no such amendment or discontinuation may alter or impair the rights or increase the obligations under the Stock Option Plan of Participants without the consent of the Participants. Further, any amendment to the Stock Option Plan is subject to prior regulatory approval. On March 18, 2005, the Board amended the Stock Option Plan, subject to regulatory approval and the approval of the Shareholders, to change the maximum number of Common Shares that may be issued under the Stock Option Plan from the current fixed maximum number of 20,000,000 Common Shares to a fixed maximum number of 28,000,000 (see “Stock Option Plan Resolution”). If the Stock Option Resolution is passed, as of March 18, 2005, the maximum number of Common Shares that may be issued under the Stock Option Plan would then be 28,000,000.

Participation in the Stock Option Plan shall be limited to directors, employees and service providers to whom options are granted, pursuant to the Stock Option Plan, who are designated from time to time by the Compensation Committee (each, a “Participant”). Subject to the terms of the Stock Option Plan, the Compensation Committee determines the Participants designated to participate in the Stock Option Plan, the number of Common Shares such Participant is entitled to purchase and the price at which the Common Shares may be purchased and the applicable vesting period. The option price at which the Common Shares may be purchased under the Stock Option Plan is based upon the fair market value of the Common Shares of the Corporation at the time of grant.

Options granted under the Stock Option Plan must be exercised within a period of seven (7) years from the date of grant, failing which the Participant’s right to purchase such Common Shares lapses. Unless otherwise determined by the Compensation Committee and specifically set forth in the stock option agreement executed by the Participant, options vest and may be exercised by the Participant as to one-third on each of the first, second and third anniversaries of the date of grant. The Compensation Committee may, however, in its sole discretion by written notice to any Participant, accelerate the vesting of all or any of the options of a Participant such that the options become immediately fully vested. The Participant’s rights under the options granted under the Stock Option Plan are not assignable or transferable by the Participant and may not be subject to any other alienation, sale, pledge or encumbrance by such Participant during the Participant’s lifetime, and therefore the options are exercisable during the Participant’s lifetime only by the Participant.

A Participant’s right to exercise options ceases following any of the following events (each of which, a “Participant Termination Date”): (i) if an employee, such Participant’s employment with the Corporation or any of its subsidiaries is terminated for any reason, (ii) if a director, such Participant director cease to be a director on the Board for any reason, or (iii) if a service provider, such Participant service provider ceases to provide services to the Corporation. In such case, the Participant, or the Participant’s legal representative, as the case may be, may only exercise such options that are then vested any time prior to the earlier of: (x) the original expiry date of such option, or (y) within 30 days of the Participant Termination Date, or if specifically approved by the Board, such later date which may not be more than three (3) years following the Participant Termination Date.

Report on Executive Compensation

The Compensation Committee submitted the following report on executive compensation.

It is the task of the Compensation Committee to periodically review Adherex’s compensation structure with respect to its executive officers to ensure that Adherex continues to attract and retain qualified and experienced individuals to its management team and to motivate these individuals to perform to the best of their ability and in Adherex’s best interests. As well, the Compensation Committee considers compensation levels of comparable positions in similarly sized organizations in the biotechnology industry. The Compensation Committee determines the compensation of the executive officers of the Corporation and recommends to the Board from time to time other incentive compensation plans that it determines should be considered. The key components of executive officer compensation are salaries, bonuses and stock options.

Adherex’s policy with respect to the compensation of executive officers is to establish annual goals with respect to corporate development and the individual area of responsibility of the particular executive officer and then review total compensation with respect to the achievement of these goals.

It is Adherex’s policy that the base salaries and bonuses paid to its executive officers, in addition to the criteria set out above, reflect Adherex’s success in achieving the prior year’s goals as well as the individual responsibility and experience of the executive officer and the contribution that is expected from the executive officer. Base salaries and bonuses are reviewed by the Compensation Committee on an annual basis to ensure that these criteria are satisfied.

Stock options under Adherex’s stock option plan are granted by the Compensation Committee to executive officers from time to time as a long-term performance incentive. When determining whether and how many new option grants will be made, the Compensation Committee takes into account the amount and terms of outstanding options.

Presented by the Compensation Committee as at March 18, 2005: Dr. Porter (Chair), Mr. Hession and Dr. Kufe.

Compensation of Directors

During Adherex’s Six-Month Fiscal Transition 2004, the most recent financial period from July 1, 2004 to December 31, 2004, Adherex’s non-executive directors, as a group, were paid an aggregate of US$51,154 in cash fees. In addition, during this period, each of Mr. Hession and Dr. Porter were granted options to purchase an aggregate of 30,000 and 10,000 Common Shares, respectively, at an exercise price of $0.39 per share under Adherex’s Stock Option Plan. Director cash fees ranged from US$3,012 to US$16,141 per director. During Adherex’s Six-Month Fiscal Transition 2004, directors who were also employees received no compensation for serving on the Board of Directors. Each non-executive director is paid US$2,000 for each Board meeting attended in person, US$500 for regular teleconference meetings (Level I), US$750 for extended teleconference meetings (Level II) and US$1,000 for extended and complex meetings (Level III). These various categories reflect the fact that the Board conducts a substantial portion of its work by teleconference, with some of the teleconferences being extended in time commitment and complexity. The Level III category is generally intended to be reserved for extended teleconference activities, such as retreats, in excess of two and one half hours. Directors who are also employees will receive no compensation for serving on the Board for the year ending December 31, 2005.

Pension Plans

The Corporation does not have any non-cash compensation plans, long-term incentive plans, pension or retirement plans for its officers or directors and it did not pay or distribute any non-cash compensation during its most recent financial period (July 1, 2004 to December 31, 2004), other than the granting of stock options under the Stock Option Plan.

Directors’ and Officers’ Liability Insurance

Adherex has liability insurance for its directors and officers. The aggregate annual premium for that insurance is approximately US$180,000, no part of which is payable by the directors and officers of the Corporation. The insurance coverage under the policy for each loss is limited to an aggregate of US$10,000,000 for each policy year. The policy provides for a US$150,000 deductible for any securities claim made by the Corporation and for any other claim made by the Corporation and there shall be no deductible for any claim made by a director or officer.

Indebtedness of Directors and Officers

No individual, who is or, at any time during Adherex’s most recently completed financial period, was a director, executive officer or senior officer of Adherex, nor any proposed nominee for election as a director of Adherex, nor any associate of any one of them:

(i)	is or, at any time since the beginning of Adherex’s most recent completed financial period, has been indebted to Adherex or any of its subsidiaries; or

(ii)	was indebted to another entity, which indebtedness is, or was at any time during Adherex’s most recent completed financial period, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Adherex or any of its subsidiaries.

Interest of Insiders in Material Transactions

In accordance with the CBCA, directors who have a material interest in any person who is a party to a material contract or a proposed material contract with Adherex are required, subject to certain exceptions, to disclose that interest and abstain from voting on any resolution to approve that contract.

Robin Norris, an officer and director of Adherex, and Raymond Hession and Peter Morand, directors of Adherex, are each former directors and shareholders of Cadherin Biomedical Inc. (“CBI”). William Peters is also a former shareholder of CBI. On September 27, 2002, CBI was originally incorporated as a wholly-owned subsidiary of Adherex. We granted CBI an exclusive worldwide, royalty-free license to develop, market and distribute pharmaceuticals and therapeutics for non-cancer applications based on or derived from our platform cadherin technology owned or licensed under our collaboration agreement with McGill and paid to CBI $250,000 in cash, in exchange for 40,163,985 Class A Preferred Shares of CBI, which constituted all of the equity of CBI. We then distributed the Class A Preferred Shares of CBI pro rata to Adherex shareholders of record at the time, after which Adherex shareholders held all of the issued and outstanding Class A Preferred Shares of CBI. This divestiture of our non-cancer assets was a condition precedent to our acquisition in November 2002 of Oxiquant, Inc., a U.S.-based development-stage pharmaceutical company with a focus in chemoprotection and chemoenhancement. In February 2004, we filed a claim in the Ontario Superior Court of Justice against CBI in the amount $124,000 on account of unpaid goods and services rendered. In July 2004, CBI filed a statement of defence and counterclaim in response to such claim. CBI’s counterclaim sought $5 million in damages in relation to the license agreement between the parties. In July 2004, in an effort to reacquire rights to the non-cancer applications relating to the cadherin technology and to settle our litigation with CBI, we entered into a non-binding letter of intent to acquire all of the issued and outstanding shares of CBI through an amalgamation of CBI with a wholly-owned subsidiary of Adherex formed for this purpose. On December 3, 2004, Adherex completed the acquisition of CBI. Pursuant to the terms of the amalgamation, the Corporation issued to CBI shareholders approximately 3.2 million Common Shares valued at $1.5 million based on a 20-day weighted average trading price. These Common Shares were issued in exchange for all of the issued and outstanding shares of CBI, or approximately 0.069 Common Shares for each share of CBI preferred stock outstanding (subject to any claims made against the 500,000 shares of Adherex stock to being held in escrow).

To the knowledge of Adherex, other than disclosed above, no insider or proposed nominee for election as a director of Adherex and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of Adherex’s last completed financial period or in any proposed transaction which in either such case has materially affected or will materially affect Adherex or any of its subsidiaries.

Performance Graph

The following graph compares the percentage change, from June 5, 2001 to December 31, 2004, in the cumulative total shareholder return for $100 invested in Common Shares with the cumulative total return of the S&P/TSX Composite Index.

Report on Corporate Governance

The TSX has issued a series of guidelines for disclosure of corporate governance practices and policies. These guidelines deal with matters such as the constitution and independence of corporate boards, the functions of corporate boards, the effectiveness and education of board members and other items dealing with sound corporate governance. The TSX requires that each listed company disclose its approach to corporate governance on an annual basis with reference to the guidelines. In compliance with the TSX’s guidelines, Adherex has elected to address its system of corporate governance through disclosure in the Circular. Adherex’s approach to corporate governance is set forth below.

Adherex believes that good corporate governance is important to ensure that Adherex is managed for the long-term benefit of its shareholders. In connection with Adherex’s commitment to comply with the standards of the Toronto Stock Exchange and applicable securities legislation, Adherex has continued to review Adherex’s corporate governance practices and policies and compared them to developing practices and regulation in Canada and the United States. In particular, Adherex has considered the developing rules and guidelines for corporate governance practices and policies, and related disclosures, promulgated by the Toronto Stock Exchange, the Canadian Securities Administrators, the U.S. Securities and Exchange Commission and the American Stock Exchange, as well as the Sarbanes-Oxley Act of 2002.

Based on this review, in February 2004 (and revised in August 2004), Adherex’s Board of Directors adopted a Mandate of the Board of Directors, Corporate Governance Guidelines and a Code of Business Conduct and Ethics applicable to all officers, directors and employees of Adherex. The Board of Directors also (i) restated the charter of the Audit Committee and appointed its members, (ii) established a separate Governance Committee, adopted a written charter for the committee, and appointed its members, (iii) restated the charter of the Compensation Committee (revised in December 2004) and appointed its members, (iv) established a Nominating Committee, adopted a written charter for the committee, and appointed its members and (v) appointed a Lead

Independent Director, currently Raymond Hession. You can access Adherex’s current committee charters, Mandate of the Board of Directors, Corporate Governance Guidelines and Code of Business Conduct and Ethics in the corporate governance section of Adherex’s website at http://www.adherex.com.

Mandate of the Board of Directors

The Board has the overall responsibility for the strategic planning and general management of Adherex’s business and affairs. In fulfilling its responsibilities, the Board is responsible for, among other things:

•	adoption of a strategic plan for Adherex;

•	approval of the annual operating and capital expenditure budgets;

•	identification of the principal risks of Adherex’s business and ensuring the implementation of the appropriate systems to manage these risks;

•	succession planning for Adherex, including appointing and monitoring senior management;

•	adoption of a communications policy for Adherex;

•	approval of acquisitions, dispositions, investments and financings, which exceed certain prescribed limits;

•	integrity of Adherex’s internal control and management information systems; and

•	development of clear position descriptions for directors, including the Chair of the Board, the Lead Independent Director and the Chair of each Board committee; and, together with the CEO, a clear position description for the CEO.

The Board discharges its responsibilities directly and through committees that have specific areas of responsibility. During the financial period ended December 31, 2004, the Board held six meetings. The frequency of Board meetings and the nature of items discussed during the meetings depend on the opportunities or risks that Adherex faces. The Board, through its committees, has adopted a process whereby it assesses the risk factors that must be identified and managed to ensure Adherex’s long-term viability. Such matters include succession planning and the monitoring of senior management. In addition, the Board has adopted a formal communications policy for communications with shareholders and other interested parties.

The Board mandate also generally describes the Board’s expectation of management and provides a list of specific matters for which management must obtain Board approval prior to implementation. The Board mandate also provides that the Board annually establishes performance objectives for the CEO, which responsibility has been delegated to the Compensation Committee. In addition, the Board receives regular updates from management concerning the Corporation’s progress toward achieving corporate goals. The Board has also delegated to the Compensation Committee responsibility for evaluating the CEO’s compensation, which evaluation includes review of the CEO’s performance against annual performance objectives for the year and input from the Lead Independent Director and other directors.

Lead Independent Director

Adherex’s Corporate Governance Guidelines require that the Board designate an independent director to act in a lead capacity to perform certain functions, or Lead Independent Director. The Lead Independent Director shall be elected annually by the independent directors. Mr. Hession is the current Lead Independent Director. The Lead Independent Director’s authority and responsibilities include:

•	consulting with the Chairman of the Board on an appropriate schedule for Board meetings, seeking to ensure that the independent directors can perform their duties responsibly;

•	providing the Chairman of the Board with input into agendas for Board meetings, with the understanding that agenda items requested by the Lead Independent Director shall be included on the agenda;

•	advising the Chairman of the Board as to the quality, quantity and timeliness of the flow of information from management that is necessary for the independent directors to perform their duties responsibly, with the understanding that the independent directors will receive any information requested on their behalf by the Lead Independent Director;

•	calling, and acting as the presiding director at, meetings of the independent directors, and developing the agenda for such meetings;

•	acting as principal liaison between the independent directors, the Chairman of the Board and the Chief Executive Officer on sensitive issues;

•	providing input to the Compensation Committee regarding the Chief Executive Officer’s performance and meeting, along with the Compensation Committee, with the Chief Executive Officer to discuss the Board’s evaluation of his or her performance; and

•	any other responsibilities as may be determined from time to time by the Board.

Composition of the Board & Independence of the Board from Management

The Board is currently made up of eight (8) members, six (6) of whom qualify as “unrelated directors.” Of the eight (8) candidates proposed for election as directors at the Meeting, six (6) qualify as “unrelated directors.” Adherex is of the view that the composition of its Board of Directors reflects a diversity of background and experience that are important for effective corporate governance and fairly represent the investment in Adherex by minority Shareholders.

The Board expects management to be responsible for the day-to-day operations of and to implement the approved strategic business plan within the context of authorized budgets and corporate policies and procedures. Management is expected to report regularly to the Board in a comprehensive, accurate and timely fashion on Adherex’s business and affairs.

Composition of Adherex’s Standing Committees

The Board has created audit, compensation, nominating and governance committees to ensure that the Board functions independently of management. It is also customary practice for directors (i) to receive detailed information describing Adherex’s performance prior to each Board meeting, and (ii) when necessary, to speak directly with management regarding additional information required on particular matters of interest. Moreover, directors have access to information independent of management through Adherex’s external auditors.

Audit Committee

On behalf of the Board, the Audit Committee of the Board retains, oversees and evaluates Adherex’s independent auditors, reviews the financial reports and other financial information provided by Adherex, including audited financial statements, and discusses the adequacy of disclosure with management and the auditors. The Audit Committee also reviews the performance of the independent auditors in the annual audit and in assignments unrelated to the audit, assesses the independence of the auditors, and reviews their fees. The Audit Committee is also responsible for reviewing Adherex’s internal controls over financial reporting and disclosure and Adherex’s response to the Toronto Stock Exchange’s governance guidelines published in 1994.

The Audit Committee operates under a written charter adopted by the Board. Multilateral Instrument 52-110 – Audit Committees (“MI 52-110”) requires certain disclosures be cross-referenced with respect to the Audit Committee when soliciting proxies from Shareholders for the purpose of electing directors. The Corporation is relying on the exemption found in Part 7 of MI 52-110 applicable to U.S. Listed Issuers but Shareholders should refer to Section 13 of the Corporation’s Annual Information Form for the fiscal year ended June 30, 2004 and Item 16C of Part II of the Corporation’s Transition Report on Form 20-F for the fiscal period ended December

31, 2004 for related disclosures. The Audit Committee met three times during the fiscal period ending December 31, 2004. The current members of the Audit Committee are Mr. Hession (Chair), Dr. Morand and Dr. Porter. The Board has determined that each is “independent” and “financially literate” for purposes of the Toronto Stock Exchange Guidelines and Multilateral Instrument 52-110.

Compensation Committee

The Compensation Committee of the Board determines the compensation to be paid to Adherex’s executive officers and periodically reviews Adherex’s compensation structure to ensure that Adherex continues to attract and retain qualified and experienced individuals to Adherex’s management team and motivate these individuals to perform to the best of their ability and in Adherex’s best interests. Among other things, the Compensation Committee considers compensation levels of comparable positions in similarly sized organizations in the biotechnology industry. The Compensation Committee also administers Adherex’s Stock Option Plan and approves new stock option grants.

The Compensation Committee operates under a written charter adopted by the Board. The current members of the Compensation Committee are Dr. Porter (Chair), Mr. Hession and Dr. Kufe. The Board has determined that each is “unrelated” for purposes of the Toronto Stock Exchange Guidelines. The Compensation Committee held one meeting in the fiscal period ending December 31, 2004.

Nominating Committee

The Nominating Committee of the Board is charged with nominating activities, including determining desired Board skills and attributes for directors; conducting appropriate and necessary evaluations of the backgrounds and qualifications of possible director candidates; and recommending director nominees for approval by the Board or the Shareholders. The Nominating Committee is authorized to retain advisors and consultants and compensate them for their services.

The Nominating Committee will not rely on a fixed set of qualifications for director nominees. The Nominating Committee’s primary mandate with respect to director nominees is to create a Board with a broad range of skills and attributes that will be aligned with Adherex’s strategic needs. The current members of the Nominating Committee are Dr. Kufe (Chair), Mr. Karmanos and Dr. Porter. The Board has determined that each is “unrelated” for purposes of the Toronto Stock Exchange Guidelines. The Nominating Committee held one meeting in the fiscal period ending December 31, 2004.

Governance Committee

The Governance Committee of the Board of Directors develops, recommends and oversees the effectiveness of Adherex’s corporate governance guidelines. In addition, the Governance Committee oversees the orientation and education of directors and the process of evaluating the Board and its committees.

The current members of the Governance Committee are Mr. Hession (Chair), Dr. Mermelstein, Dr. Morand and Mr. Karmanos. The Board has determined that each is “unrelated” for purposes of the Toronto Stock Exchange Guidelines. The Governance Committee held one meeting in the fiscal period ending December 31, 2004.

Compensation of Directors

The Board is responsible for establishing director compensation and it reviews director compensation at least as often as annually. The Board believes that directors should be fairly compensated for undertaking the responsibilities associated with serving as a director. At the same time, director compensation should be consistent with market practices generally. The Board delegates to the Compensation Committee responsibility for periodically assessing market practices for director compensation. In addition, the Nominating Committee evaluates director compensation in the context of evaluating director recruitment and retention.

Retention of Outside Advisors

Adherex’s Corporate Governance Guidelines provide that the Board, each Board committee and the Lead Independent Director, on behalf of the independent directors as a group, shall have the authority (other than the Audit Committee, within the budgeted provision approved by the Board) to hire legal, accounting, financial or other advisors as they may deem necessary in their best judgment, without the need to obtain the prior approval of any officer of the Corporation. The Corporation will arrange for payment of the invoices of any such third party.

APPROVAL OF THE BOARD OF DIRECTORS

The contents of this Circular and its sending to Shareholders have been approved by the Board of Directors.

DATED at Research Triangle Park, NC this 18th day of March 2005.

BY ORDER OF THE BOARD OF DIRECTORS

D. Scott Murray
Vice President, General Counsel and Corporate Secretary

APPENDIX “A”

FORMS OF RESOLUTIONS

Consolidation Resolution

BE IT RESOLVED AS A SPECIAL RESOLUTION OF THE SHAREHOLDERS THAT:

1.	The amendment to the authorized and issued shares of the Corporation to consolidate the total number of issued and outstanding Common Shares, and the Common Shares reserved for issuance against options, warrants or other convertible or exchangeable securities outstanding at such time, into a different number of fully paid and non-assessable Common Shares on the basis of a range between a one (1) Common Share for every two (2) Common Shares to one (1) Common Share for every ten (10) Common Shares (the “Share Consolidation Range”) issued and outstanding immediately prior to the date that such amendment is certified by the Director appointed under the Canada Business Corporations Act with any fractions resulting therefrom to a holder of Common Shares being rounded down to the nearest whole number of Common Shares, all as more particularly set forth in the Circular (the “Share Consolidation”), be and the same are hereby authorized and approved;

2.	The board of directors, in its sole discretion, is authorized to implement the Share Consolidation using the above Share Consolidation Range;

3.	Notwithstanding that this special resolution has been duly passed by the shareholders of the Corporation, the board of directors, in its discretion, may choose to not implement the Share Consolidation; and

4.	Any officer or director of the Corporation be and is hereby authorized and directed, for and on behalf of the Corporation, to execute and deliver all such documents and to do all such acts and things as he or she may determine to be necessary or desirable in order to carry out the foregoing provisions of this resolution, the execution of any such document or the doing of any such acts and things being conclusive evidence of such determination.

Stock Option Resolution

BE IT RESOLVED AS AN ORDINARY RESOLUTION OF THE SHAREHOLDERS THAT:

1.	The amendments to the Corporation’s stock option plan marked on Exhibit 1 to this Appendix A (the “Option Plan Amendments”), including without limitation the increase in the maximum number of common shares of the Corporation (the “Common Shares”) that may be issued under the Corporation’s stock option plan, as amended as of December 16, 2003, from the current fixed maximum number of 20,000,000 Common Shares to a fixed maximum number of 28,000,000 Common Shares are hereby approved;

2.	The directors of the Corporation may abandon the Option Plan Amendment without further approval of the shareholders of the Corporation; and

3.	Any officer or director of the Corporation be and is hereby authorized and directed, for and on behalf of the Corporation, to execute and deliver all such documents and to do all such acts and things as he or she may determine to be necessary or desirable in order to carry out the Option Plan Amendment, the execution of any such document or the doing of any such acts and things being conclusive evidence of such determination.

By-Law Resolution

BE IT RESOLVED AS AN ORDINARY RESOLUTION OF THE SHAREHOLDERS THAT:

1.	Each of the amendments to By-Law No. 2, being a by-law relating generally to the transaction of the business and affairs of the Corporation, described in the information circular of the Corporation dated March 18, 2004 are hereby approved without variation; and

2.	Any officer or director of the Corporation be and is hereby authorized and directed, for and on behalf of the Corporation, to execute and deliver all such documents and to do all such acts and things as such officer or director may determine to be necessary or desirable in order to carry out the foregoing provisions of this resolution, the execution of any such document or the doing of any such acts and things being conclusive evidence of such determination.

EXHIBIT 1

ADHEREX TECHNOLOGIES INC.

AMENDED AND RESTATED STOCK OPTION PLAN

PLAN DESCRIPTION

1.	Purpose of the Plan

The purpose of the Adherex Technologies Inc. Amended and Restated Stock Option Plan is to develop the interest and incentive of eligible employees, directors and other service providers of ADHEREX TECHNOLOGIES INC. (the “Company”)~~,~~ in the Company’s growth and development by ~~giving eligible employees, directors and other service providers an opportunity to purchase Common Shares on a favourable basis,~~ providing incentives (thereby advancing the interests of the Company, enhancing the value of the Common Shares for the benefit of all the shareholders and increasing the ability of the Company to attract and retain skilled and motivated individuals in the service of the Company)~~.~~:

(a)	to Employees of the Company, or its parent (if any) or any of its present or future subsidiaries (collectively, “Related Corporations”), by providing them with opportunities to purchase Common Shares (as defined below) of the Company pursuant to options granted hereunder that qualify as “incentive stock options” (“ISOs”) under Section 422 of the Internal Revenue Code of 1986, as amended, or any successor statute (the “Code”); and

(b)	to Directors, Employees and Service Providers of the Company and Related Corporations by providing them with opportunities to purchase Common Shares pursuant to options granted hereunder that do not qualify as ISOs (Nonstatutory Stock Options, or “NSOs”).

Both ISOs and NSOs are referred to hereafter individually as “Options.” As used herein, the terms “parent” and “subsidiary” mean “parent corporation” and “subsidiary corporation”, respectively, as those terms are defined in Section 424 of the Code.

~~The Board of Directors has approved the terms of this Plan.~~

This Plan was adopted by the Board on March 18, 2005 (the “Effective Date”), subject to approval of the Plan by the shareholders of the Company.

2.	Definitions

In this Plan:

(a)	“Board ~~of Directors~~” means the board of directors of the Company;

(b)	“Committee” means the appropriate compensation committee, if any, appointed by the Board of Directors to administer the Plan~~. All references in the Plan to the Committee means the Board of Directors if no Committee has been appointed~~;

(c)	“Common Shares” means the Common Shares of the Company or, in the event of an adjustment contemplated in Section ~~9~~8 hereof, such other ~~Common Shares~~ securities to which a Participant may be entitled upon the exercise of an Option as a result of such adjustment;

(d)	“Date of Grant” means the date a Participant is granted an Option to purchase Option Shares;

(e)	“Director” means a person occupying the position of director on the Board of ~~Directors~~ the Company or any Related Corporation;

(f)	“Employee” means a full time ~~permanent~~ employee of the Company or ~~its subsidiaries~~ any Related Corporation;

(g)	“Exchange” means ~~The~~ the Toronto Stock Exchange or, if the Common Shares are not then listed and posted for trading on ~~The~~ the Toronto Stock Exchange, on such stock exchange or quotation system on which such shares are listed, posted for trading or quoted as may be selected by the Committee~~;~~.

(h)	“Exercise Date” means the date the Company receives from the Participant a completed Stock Option Purchase Form with payment for the Option Shares being purchased;

(i)	“Fair Market Value” at any date in respect of the Common Shares ~~shall be~~ is the fair value of the Common Shares as determined by the Committee in its sole discretion~~, unless the Common Shares become listed and posted for trading on the Exchange, in which case the~~. If, at the time an Option is granted under the Plan, the Common Shares are publicly traded and listed on the Exchange or the American Stock Exchange, “Fair Market Value” shall be equal to the closing price ~~of the common Shares on the Exchange on the~~ of the Common Shares on the Exchange or the American Stock Exchange (as determined by the Committee) on the trading day immediately preceding the Date of Grant; provided that if the Common Shares are then traded on the American Stock Exchange or on the New York Stock Exchange or Nasdaq, “Fair Market Value” shall, if the Common Shares are not then listed on the Exchange or the American Stock Exchange or otherwise if so determined by the Committee in its sole discretion, be equal to the closing sale price for such stock on such exchange or market trading day immediately preceding the Date of Grant~~;~~.

(j)	“Option~~” means an option to purchase Common Shares from the treasury of the company granted to a Participant; (k) “Option~~ Price” means the price per share at which a Participant may purchase Option Shares;

(~~l~~k)	“Option Shares” means the Common Shares of the Company which a Participant is entitled to purchase under the Plan;

(~~m~~l)	“Participants” means Directors, Employees and Service Providers to whom ~~Option Shares~~ Options are granted pursuant to the Plan ~~and which remain unexercised~~;

(~~n~~m)	“Plan” means the Adherex Technologies Inc. Stock Option Plan, as the same may be amended and restated from time to time;

(~~o~~n)	“Service Provider” means any person other than an Employee or Director, engaged to provide ongoing management, advisory or consulting services for the Company or ~~for a subsidiary of the Company~~a Related Corporation;

(~~p~~o)	“Stock Option Agreement” means (i) prior to March 18, 2005, the stock option agreement to be entered into between the Company and a Participant ~~of the Plan upon the grant of an Option to a Participant~~ in the form of Appendix ~~“A”~~ “A” and (ii) after such date, the stock option agreement to be entered into between the Company and a Participant in the form of Appendix “C”; and

(~~q~~p)	“Vesting Period” means the period(s) as stipulated herein or in the Stock Option Agreement that the Participant may purchase the Option Shares.

3.	Eligibility and Number of Option Shares Subject to Plan

Participation in the Plan shall be limited to Participants who are designated from time to time by the Committee. ISOs may be granted to any Employee resident in the United States. Those officers of the Company who are not employees may not be granted ISOs under the Plan. NSOs may be granted to any Director, Employee or Service Provider. Participation shall be voluntary and the extent to which any Participant shall be entitled to participate in the Plan shall be determined by the Committee. Until changed in accordance with Section 16, the maximum number of ~~Option Shares~~ shares issuable under this Plan shall be ~~20,000,000~~ 28,000,000 Common Shares, subject to adjustment in accordance with Section 8. Granting of any Option to any individual or entity shall neither entitle that individual or entity to, nor disqualify him or her from, participation in any other grant of Options. If any Option granted under the Plan shall expire or terminate for any reason without having been exercised in full or shall cease for any reason to be exercisable in whole or in part, or if the Company shall reacquire any shares issued pursuant to Options, the unpurchased shares subject to such Options and any shares so reacquired by the Company shall again be available for grants of Options under the Plan.

~~Notwithstanding the foregoing, so long as the Common Shares are listed and posted for trading on the Exchange, the number of Common Shares reserved for issuance pursuant to options to any one (1) person shall not exceed 5% of the issued and outstanding Common Shares at such time.~~

The selection of a Director or an officer who is a Reporting Person (as the terms “director” and “officer” are defined for purposes of Rule 16b-3) as a recipient of an Option, the timing of the Option grant, the exercise price, if any, of the Option and the number of shares subject to the Option shall be determined either (i) by the Board, or (ii) by a committee of the Board that is composed solely of two or more Non-Employee Directors having full authority to act in the matter. For the purposes of the Plan, a director shall be deemed to be a “Non-Employee Director” only if such person is defined as such under Rule 16b-3(b)(3), as interpreted from time to time.

No fractional shares may be purchased or issued hereunder. ~~Subject to the foregoing, the number of Option Shares that a Participant is entitled to purchase under the Plan will be determined by the Company.~~

4.	Price for ~~Option~~ Shares; ISO Limitations

The Committee shall advise each Participant ~~designated to participant in the Plan~~, as applicable, of the number of ~~Option Shares~~ shares subject to such Participant ~~is entitled to purchase and~~’s Option, the Option Price at which ~~the~~ Option Shares may be purchased and the Vesting Period~~.~~ applicable to the Option. The Option Price at which the Option Shares may be purchased under the Plan shall be fixed by the Committee based upon the Fair Market Value of the Common Shares ~~of the Company~~. The Committee may impose, in its discretion, performance thresholds which will need to be met prior to vesting of any Options granted.

The price per share specified in the Stock Option Agreement relating to each ISO granted under the Plan shall not be less than the Fair Market Value of the Common Shares on the date of such grant. In the case of an ISO to be granted to an employee owning stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or any Related Corporation, the price per share specified in the agreement relating to such ISO shall not be less than 110% of the fair market value per Common Share on the date of the grant.

To the extent that the aggregate Fair Market Value of the Common Shares (determined at the time an ISO is granted) for which ISOs granted to any employee are exercisable for the first time by such employee during any calendar year (under all stock option plans of the Company and any Related Corporation) exceeds $100,000; or such higher value as permitted under Code Section 422 at the time of determination, such Options will be treated as NSOs, provided that this Section shall have no force or effect to the extent that its inclusion in the Plan is not necessary for Options issued as ISOs to qualify as ISOs pursuant to Section 422 of the Code. The rule of this Section shall be applied by taking Options in the order in which they were granted.

5.	Exercise

Options granted under the Plan must be exercised within a period of seven (7) years from the Date of Grant, failing which the ~~Participant’s right to purchase such Option Shares lapses.~~ Option shall expire. Notwithstanding, Options granted under the Plan shall expire five (5) years from the Date of Grant in the case of ISOs granted to an employee owning stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or any Related Corporation. Unless otherwise determined by the Committee and specifically set forth in the Stock Option Agreement ~~to be executed by the Participant~~, the Vesting Periods ~~within the seven (7) year term~~ during which Options or a portion thereof vest and may be exercised by the Participant shall be as follows:

one-third of the Option may be exercised after the first anniversary of the date of grant;

one-third of the Option may be exercised after the second anniversary of the date of grant; and

one-third of the Option may be exercised after the third anniversary of the date of grant.

Notwithstanding such vesting period or that certain vesting period set forth in the Stock Option Agreement, the Committee may, in its sole discretion, by written notice to any Participant, accelerate the vesting of all or any of the Options such that the Options become immediately fully vested. In such circumstances, the Committee may by written notice compel the Participant to exercise the Options within 30 days of the date of such written notice to exercise, failing which the Participant’s right to purchase such Option Shares lapses.

The Committee in its discretion may require that the exercise of an Option shall be ~~subject to the Option holder signing a counterpart of the then existing shareholders agreement of the Company or any other agreement which is to apply to Option holders.~~ conditional on the Participant making any representations and warranty to the Company as may be required under applicable laws or regulations.

6.	Payment

~~The Participant from time to time and at any time after the vesting of any Options and prior to the lapse of such Options, may elect to purchase all or a portion of the Option Shares available for purchase by lump sum payment by delivering to the Company at its registered office, a completed stock option purchase form in the form attached hereto as Appendix “A”. Payment may be made by cash, certified cheque, bank draft or money order payable to the order of Adherex Technologies Inc.~~

Except as otherwise provided in this Plan or the instrument evidencing the Option, an Option (or any part or installment thereof) shall be exercised by giving written notice to the Company at its principal office address to the attention of its Corporate Secretary. Such notice shall identify the Option being exercised and specify the number of shares as to which such Option is being exercised, accompanied by full payment of the exercise price therefor, if any, payable as follows (a) in Canadian or United States dollars in cash, check or money order, or (b) at the discretion of the Committee, by delivery of a notice that the grantee has placed a market sell order with a broker with respect to Common Shares then issuable upon exercise of the Option and that the broker has been directed to pay a sufficient portion of the net proceeds of the sale to the Company in satisfaction of the Option exercise price, provided that payment of such proceeds is then made to the Company upon settlement of the sale or (c) at the discretion of the Committee, by any combination of (a) and (b) such other consideration and method of payment for the issuance of shares to the extent permitted by applicable law or the Plan. Notwithstanding, with regard to Options granted before March 18, 2005, such notice shall be in the form attached hereto as Appendix “B.” If the Committee exercises its discretion to permit payment of the exercise price of an ISO by means of the methods set forth in clause (b) of the preceding sentence, such discretion shall be exercised in writing at the time of the grant of the ISO in question and such exercise shall also be governed by any terms set forth in the written agreement evidencing the grant of the Option.

7.	Share Certificates

Upon exercise of ~~the~~an Option and payment in full of the purchase price~~,~~ the Company shall cause to be delivered to the Participant within a reasonable period of time a duplicate certificate or certificates in the name of the Participant representing the number of ~~Option~~Common Shares the Participant has purchased. ~~The original share certificate shall be held in trust by the Company for delivery to the holder when the shares are to be transferred, as authorized by the Plan.~~

8.	Adjustment in Shares

~~Appropriate adjustments in the number of Common Shares subject to the Plan and, as regards Options granted or to be granted, in the number of Common Shares optioned and in the Option Price, shall be made by the Committee to give effect to the adjustments in the number of Common Shares resulting from sub-divisions, consolidations or re-classification of the Common Shares or other relevant changes in the authorized or issued capital of the Company.~~

In the event of any subdivision, redivision or change of the Common Shares of the Company at any time prior to the expiration of the Option into a greater number of shares, the Company shall deliver at the time of any exercise thereafter of the Option such additional number of shares as would have resulted from such subdivision, redivision or change if such exercise of the Option hereby granted had been prior to the date of such subdivision, redivision or change. In the event of any consolidation or change of the Common Shares of the Company at any time prior to the expiration of the Option into a lesser number of shares, the number of shares deliverable by the Company on any exercise thereafter of the Option shall be reduced to such number of shares as would have resulted from such consolidation or change if such exercise of the Option hereby granted had been prior to the date of such consolidation or change. In all such cases, any Option Price shall also be adjusted accordingly. Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares subject to the Option.

In the event ~~that the Company proposes to amalgamate, merge or consolidate with any other corporation, other than a corporation not dealing at arm’s length with the Company as defined in the Income Tax Act (Canada) or a corporation which owns shares in the Company as at the date of the Plan, or to liquidate, dissolve or wind-up~~of a proposed Change in Control (as defined below) of the Company, the Company shall give written notice thereof to each Participant holding Options under the Plan and such Participants shall be entitled to exercise all or a portion of the ~~Options~~Option granted to such Participants, whether or not such ~~Options have~~Option has previously vested, within the 30 days period ~~next~~following the giving of such notice. To the extent the proposed ~~amalgamation, merger or consolidation~~Change in Control is not completed in a reasonable time, the Company may purchase at the Option Price the Option Shares acquired by the Participant pursuant to Options which would not have vested but for the acceleration of the Vesting Period as set forth in the preceding sentence. Upon the expiration of such 30 day period, all ~~rights of the Participants to the Option Shares or to the exercise of the~~ unexercised Options shall terminate and cease to have any further force and effect. “Change of Control” shall mean the acquisition (at one time or over a period of time) of shares of the Company or of securities (“Convertible Securities”) convertible into, exchangeable for or representing the right to acquire shares of the Company as a result of which a person, group of persons or persons acting jointly or in concert, or persons associated or affiliated within the meaning of the Canada Business Corporation Act with any such person, group of persons or persons acting jointly or in concert (collectively, the “Acquirors”), beneficially own shares of the Company and/or Convertible Securities that would entitle the holders thereof to cast more than 50% of the votes attaching to all shares in the capital of the Company that may cast to elect directors of the Company (assuming the conversion, exchange or exercise of Convertible Securities beneficially owned by the Acquirors). For the avoidance of doubt, a Change of Control shall not include a reverse takeover or other reorganization whereby the holders of shares and Convertible Securities of the Company immediately prior to such transaction beneficially own, following the completion of the transaction, shares of the parent or surviving corporation that would entitle the holders thereof to cast more than 50% of the votes attaching to all shares in the capital of such parent or surviving corporation that may cast to elect directors of such parent or surviving corporation. In the event of Change in Control of the Company, the Participant irrevocably agrees that any shares owned by him/her at the time of such Change in Control shall be tendered for sale in accordance with the terms of such Change in Control.

In the event of a transaction, including without limitation, a recapitalization or reorganization of the Company (other than a transaction described in the preceding paragraph) pursuant to which securities of the Company or of another corporation are issued with respect to the outstanding Common Shares, an optionee or grantee upon exercising an Options shall be entitled to receive for the purchase price paid upon such exercise the securities he or she would have received if he or she had exercised the Option immediately prior to such recapitalization or reorganization.

In the event of the proposed dissolution or liquidation of the Company, each Option will terminate immediately prior to the consummation of such proposed action or at such other time and subject to such other conditions as shall be determined by the Committee.

9.	Termination Of Participant For Any Reason

~~(a)~~ In the event that an Employee’s employment ~~with the Company or any of its subsidiaries~~ is terminated for any reason, a Director shall cease to be a Director ~~on the Board of Directors~~ for any reason or a Service Provider ceases to provide services to the Company or a Related Corporation (and such person is a Participant), the Participant or the Participant’s legal representative, as the case may be, may elect to ~~purchase at the Option Price all or a portion of the remaining Option Shares (subject to Options that have vested at the time such employment, position on the Board of Directors or services with the Company is terminated~~exercise any Option held by him or her (to the extent of the number of shares with respect to which he or she could have exercised it on the date of termination) at any time during the 30 day period following the date of such termination of employment or position on the Board ~~of Directors~~ or termination of services of a Service Provider (the “Participant Termination Date”), or if specifically approved by the Board ~~of Directors~~, at any time prior to the earlier of (x) the ~~expiry~~expiration date thereof, or (y) the date that is three (3) years following the Participant Termination Date,~~; and, to the extent the Company’s Common Shares are not listed on any Exchange, the Company may elect to purchase at the same Option Price paid by the Participant or the Participant’s legal representative all of the Common Shares purchased by such Participant under this Plan~~, provided, however, in the event the grantee exercises any ISO after the date that is three months following the Participant Termination Date, such ISO will automatically be converted into an NSO subject to the terms of the Plan. If the Participant fails to exercise such Option prior to the Participant Termination Date (or such later date as specifically approved by the Board), such Option shall terminate. For the purposes of this Plan, the transfer of the Employee’s employment to the Company or to ~~any subsidiary of the Company~~Related Corporation shall not be considered a termination of employment and the Employee’s rights under ~~the~~an Option shall be the same as if such transfer had not occurred. For purposes of this Plan, a change in status from Employee to Service Provider, or from Service Provider to Employee, will not constitute a termination of employment, provided that a change in status from an Employee to Service Provider may cause an ISO to become an NSO under the Code.

~~(b) In the event of an offer by a third party to purchase all the shares of the Company, which offer shall be accepted by shareholders who collectively own shares representing 51% or more of all of the voting shares of Company, the Participant irrevocably agrees that any shares owned by him/her at the time of such offer shall be tendered for sale in accordance with the terms of such offer.~~

10.	Transfer and Assignment

The Participant’s rights under Options granted under the Plan are not assignable or transferable by the Participant or subject to any other alienation, sale, pledge or encumbrance by such Participant during the Participant’s lifetime and therefore the Options are exercisable during the Participant’s lifetime only by the Participant. The obligations of each Participant shall be binding on his or her heirs, executors and administrators.

11.	Employment and Board of Directors Position Non-Contractual

The granting of an Option to a Participant under the Plan does not confer upon the Participant any right to continue in the employment of the Company or any ~~subsidiary of the Company~~Related Corporation or as a member of the Board ~~of Directors~~ or as a Service Provider, as the case may be, nor does it interfere in any way with the rights of the Employee or of the Company’s rights to terminate the Employee’s employment at any time or of the shareholders’ right to elect Directors.

12.	Rights As Shareholders

Participants shall not have any rights as a shareholder with respect to ~~Option Shares~~ Options until exercise and full payment has been made to the Company and a share certificate or share certificates have been duly issued.

13.	Administration Of The Plan

The Plan shall be administered by (i) the Board or (ii) the Committee. The appointment of the members of, and the delegation of powers to, the Committee ~~shall have the power to interpret and construe the terms and conditions of the Plan and the Options.~~ by the Board shall be consistent with applicable laws and regulations (including, without limitation, the Code, Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or any successor rule thereto (“Rule 16b-3”), and any applicable state law (collectively, the “Applicable Laws”)). Once appointed, such Committee shall continue to serve in its designated capacity until otherwise directed by the Board. From time to time, the Board may increase the size of the Committee and appoint additional members thereof, remove members (with or without cause) and appoint new members in substitution therefor, fill vacancies, however caused, and remove all members of the Committee and thereafter directly administer the Plan, all to the extent permitted by the Applicable Laws. Any determination with regard to the Plan by the Committee shall be final and conclusive on all persons affected thereby unless otherwise determined by the Board ~~of Directors~~. The day-to-day administration of the Plan may be delegated to such officers and ~~employees of the Company or any subsidiary of the Company~~Employees as the Committee shall determine.

Subject to ratification of the grant or authorization of each Option by the Board (if so required by an Applicable Law), and subject to the terms of the Plan, if applicable,, the Committee, if so appointed, shall have the authority, in its discretion, to:

(i) determine the employees of the Company and Related Corporations (from among the class of employees eligible under Section 3 to receive ISOs) to whom ISOs may be granted, and to determine (from among the classes of individuals and entities eligible under Section 3 to receive NSOs) to whom NSOs may be granted;

(ii) determine the time or times at which Options may be granted (which may be based on performance criteria);

(iii) determine the number of Common Shares subject to any Option granted by the Committee;

(iv) determine the Option Price, which price shall not be less than the minimum price specified in Section 4 hereof, as appropriate;

(v) determine whether each Option granted shall be an ISO or NSO;

(vi) determine (subject to Section 5) the time or times when each Option shall become exercisable and the duration of the exercise period;

(vii) determine whether restrictions such as repurchase options are to be imposed on shares subject to Options and the nature of such restrictions, if any;

(viii) approve forms of agreement for use under the Plan;

(ix) accelerate vesting on any Option or to waive any forfeiture restrictions, or to waive any other limitation or restriction with respect to an Option;

(x) reduce the exercise price of any Option if the fair market value of the Common Shares covered by such Option shall have declined since the date the Option was granted, subject to prior approval of the Exchange, if applicable;

(xi) institute a program whereby outstanding Options can be surrendered in exchange for Options with a lower exercise price, subject to prior approval of the Exchange and/or shareholders of the Company, if applicable;

(xii) modify or amend each Option (subject to Section 5) including the discretionary authority to extend the post-termination exercisability period of Options longer than is otherwise provided for by terms of the Plan or the Option, subject to prior approval of the Exchange and/or shareholders of the Company, if applicable;

(xiii) construe and interpret the Plan and Options granted hereunder and prescribe and rescind rules and regulations relating to the Plan; and

(xiv) make all other determinations necessary or advisable for the administration of the Plan.

If the Committee determines to issue a NSO, it shall take whatever actions it deems necessary, under Section 422 of the Code and the regulations promulgated thereunder, to ensure that such Option is not treated as an ISO. The interpretation and construction by the Committee of any provisions of the Plan or of any Option granted under it shall be final unless otherwise determined by the Board. The Committee may from time to time adopt such rules and regulations for carrying out the Plan as it may deem best. No member of the Board or the Committee shall be liable for any action or determination made in good faith with respect to the Plan or any Option granted under it.

The Committee may select one of its members as its chairman, and shall hold meetings at such times and places as it may determine. Acts by a majority of the Committee, approved in person at a meeting or in writing, shall be the valid acts of the Committee. All references in this Plan to the Committee shall mean the Board if no Committee has been appointed. From time to time the Board may increase the size of the Committee and appoint additional members thereof, remove members (with or without cause) and appoint new members in substitution therefor, fill vacancies however caused, or remove all members thereof and thereafter directly administer the Plan.

Those provisions of the Plan that make express reference to Rule 16b-3 shall apply to the Company only at such time as the Company’s Common Shares are registered under the Exchange Act, and then only to such persons as are required to file reports under Section 16(a) of the Exchange Act (a “Reporting Person”).

To the extent that Options are to be qualified as “performance-based” compensation within the meaning of Section 162(m) of the Code, the Plan shall be administered by a committee consisting of two or more “outside directors” as determined under Section 162(m) of the Code.

The Committee, with the consent of any Participant, may in its discretion take such actions as may be necessary to convert a Participant’s ISOs (or any installments or portions of installments thereof) that have not been exercised on the date of conversion into NSOs at any time prior to the expiration of such ISOs. These actions may include, but not be limited to, accelerating the exercisability, extending the exercise period or reducing the exercise price of the appropriate installments of optionee’s Options. At the time of such conversion, the Committee (with the consent of the optionee) may impose these conditions on the exercise of the resulting NSOs as the Committee in its discretion may determine, provided that the conditions shall not be inconsistent with the Plan. Nothing in the Plan shall be deemed to give any Participant the right to have such Participant’s ISOs converted into NSOs, and no conversion shall occur until and unless the Committee takes appropriate action.

14.	Notices

All written notices to be given by the Participant to the Company may be delivered personally or by registered mail, postage prepaid, addressed as follows:

Adherex Technologies Inc.

~~220 600 Peter Morand Cres.~~

~~Ottawa, Ontario K1G 5Z3~~

2300 Englert Drive, Suite G

Durham, North Carolina 27713 USA

Attention:            Corporate Secretary

Any notice given by the Participant pursuant to the terms of the Option shall not be effective until actually received by the Company at the above address. Any notice to be given to the Participant shall be sufficiently given if delivered personally or by postage prepaid mail to the last address of the Participant on the records of the Company and shall be effective seven days after mailing.

15.	Corporate Action

Nothing contained in the Plan or in ~~the~~any agreement evidencing an Option shall be construed so as to prevent the Company or any ~~subsidiary of the Company~~Related Corporation from taking corporate action which is deemed by the Company or the ~~subsidiary~~Related Corporation to be appropriate or in its best interest, whether or not such action would have an adverse effect on the Plan.

16.	Amendments

The Board ~~of Directors of the Company~~ shall have the right, in its sole discretion, to alter, amend or discontinue the Plan from time to time and at any time. No such amendment or discontinuation, however, may, without the consent of the Participant, alter or impair ~~his~~the Participant’s rights or increase ~~his~~the Participant’s obligations under the Plan. Any material amendment to the Plan or existing options is subject to ~~the~~ prior approval of the Exchange and/or any other stock exchange on which Common Shares may then be listed and may require the approval of the Company’s shareholders. The Plan shall expire 10 years after the Effective Date (except as to Options outstanding on that date).

~~17.~~	~~Governing Law~~
17.	Interpretation

~~The Plan is established under the laws of the Province of Ontario and the rights of all parties and the construction and effect of each provision of the Plan shall be according to the laws of the Province of Ontario and the laws of Canada applicable therein.~~

In construing this Plan, the singular shall include the plural and the masculine gender shall include the feminine and neuter, unless the context otherwise requires.

18.	Government Regulation

The Company’s obligation to issue and deliver Common Shares under any Option is subject to:

(a)	the satisfaction of all requirements under applicable securities law in respect thereof and obtaining all regulatory approvals as the Company shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof, including shareholder approval, if required;

(b)	the admission of such Common Shares to listing on the Exchange or any other stock exchange on which Common Shares may then be listed; and

(c)	the receipt from the Participant of such representations, agreements and undertakings as to future dealings in such Common Shares as the Company determines to be necessary or advisable in order to safeguard against the violation of the securities law of any jurisdiction.

In this connection, the Company shall take all reasonable steps to obtain such approvals and registrations as may be necessary for the issuance of such Common Shares in compliance with applicable securities law and for the listing of such Common Shares on any ~~stock exchange~~Exchange on which such Common Shares are then listed.

19.	Withholding of Additional Income Taxes

Upon the exercise of an NSO for less than the Fair Market Value of the Common Shares or the making of a Disqualifying Disposition (as defined in Section 20), the Company, in accordance with Section 3402(a) of the Code and any applicable state statute or regulation, may require the Participant to pay to the Company additional withholding taxes in respect of the amount that is considered compensation includable in such person’s gross income. With respect to the exercise of an Option, the Committee in its discretion may condition such event on the payment by the Participant of any such additional withholding taxes.

At the sole and absolute discretion of the Committee, the holder of Options may pay all or any part of the total estimated federal and state income tax liability arising out of the exercise or receipt of such Options or the making of a Disqualifying Disposition (each of the foregoing, a “Tax Event”) by tendering already-owned Common Shares (except in the case of a Disqualifying Disposition) by directing the Company to withhold Common Shares otherwise to be transferred to the holder of such Options as a result of the exercise or receipt thereof in an amount equal to the estimated federal and state income tax liability arising out of such event, provided that no more shares may be withheld than are necessary to satisfy the holder’s actual minimum withholding obligation with respect to the exercise of Options. In such event, the holder of Options must, however, notify the Committee of his or her desire to pay all or any part of the total estimated federal and state income tax liability arising out of a Tax Event by tendering already-owned Common Shares or having Common Shares withheld prior to the date that the amount of federal or state income tax to be withheld is to be determined. For purposes of this Section 19, Common Shares shall be valued at their Fair Market Value on the date that the amount of the tax withholdings is to be determined.

20.	Notice to Company of Disqualifying Disposition

Each Employee who receives an ISO must agree to notify the Company in writing immediately after the Employee makes a Disqualifying Disposition (as defined below) of any Common Shares acquired pursuant to the exercise of an ISO. A “Disqualifying Disposition” is any disposition (including any sale) of such Common Shares before either (a) two years after the date the Employee was granted the ISO, or (b) one year after the date the Employee acquired Common Shares by exercising the ISO. If the employee has died before such stock is sold, these holding period requirements do not apply and no Disqualifying Disposition can occur thereafter.

21.	Lock-up Agreement

Each recipient of securities hereunder agrees, in connection with the first registration with the United States Securities and Exchange Commission under the Securities Act of 1933, as amended, of the public sale of the Company’s Common Shares, not to sell, make any short sale of, loan, grant any option for the purchase of or otherwise dispose of any securities of the Company (other than those included in the registration) without the prior written consent of the Company or such underwriters, as the case may be, for such period of time (not to exceed 180 days) from the effective date of such registration as the Company or the underwriters, as the case may be, shall specify. Each such recipient agrees that the Company may instruct its transfer agent to place stop-transfer notations in its records to enforce this Section 21. Each such recipient agrees to execute a form of agreement reflecting the foregoing restrictions as requested by the underwriters managing such offering.

Appendix “A”

Adherex Technologies Inc.

Stock Option Plan

Stock Option Agreement

Date:

Dear                     :

This is to advise you that you have been granted an option (the “option”) to purchase                      Common Shares at a price of $             per share under the Adherex Technologies Inc. Stock Option Plan (the ~~“plan”~~ “Plan”).

This option expires on the later of seven years following the date of grant, which appears on the right hand corner of this Notice, subject to other conditions of the Plan.

Subject to such expiry and the other provisions of the Plan, this option is exercisable in such amounts and at any time on or after:

                     shares on                                 , 200    .

This option is subject to the terms of the Plan.

Please refer to the Plan explanatory document for any additional information regarding the exercise of your option and completion of the Option Exercise Form. Please execute a copy of this grant where indicated below and deliver it to the Corporate Secretary of the Company c/o Adherex Technologies Inc., ~~220 600 Peter Morand Crescent, Ottawa, Ontario K1G 5Z3,~~2300 Englert Drive, Suite G, Durham, North Carolina 27713, to acknowledge your acceptance of the terms hereof.

Sincerely,

ADHEREX TECHNOLOGIES INC.

Per:

I have read, understood and accept the vesting provisions above and each of the terms and conditions described in a document called Adherex Technologies Inc. Stock Option Plan and accept the foregoing grant of options on such basis.

Dated the              day of                         ,             .

Signature

Appendix “B”

Adherex Technologies Inc.

Stock Option Plan

Option Exercise Form

Part 1: Identification

____________________________	______________________________
Name of Participant	Service

____________________________	_______________________________
Address	Office Telephone Number

____________________________	_______________________________
Social Insurance Number	Home Telephone Number

Part 2: Option

I hereby exercise the Option granted to me by letter dated                     under the Plan.

Total number of option stock exercised:

Method of payment:	(a)	Cash
	(b)	Certified Cheque
	(c)	Bank Draft
	(d)	Money Order
Amount: ___________________________
Number of shares: ___________(value: _______)

I hereby acknowledge that I have read, understood and accepted each and all the terms and conditions described in a document called “Adherex Technologies Inc. Stock Option Plan”.

Given at                     , this,             day of

Signature

Appendix “C”

ADHEREX TECHNOLOGIES INC.

AMENDED AND RESTATED STOCK OPTION PLAN

NOTICE OF STOCK OPTION GRANT

(Optionee and address)	Grant Number
___________________________
You have been granted an option to purchase Common Shares of Adherex Technologies Inc. (the “Company”), as follows:
Date of Grant

Vesting Commencement Date

Exercise Price per Share	$

Total Number of Shares Granted

Total Exercise Price

Type of Option:	Incentive Stock Option

Nonstatutory Stock Option

Term/Expiration Date:	7 Years/

Vesting Schedule:	Subject to accelerated vesting as set forth in the Plan or in the Stock Option Agreement, (i) one-third of the shares subject to this option shall vest and may be exercised after the first anniversary of the Vesting Commencement Date; (ii) one-third of the shares subject to this option shall vest and may be exercised after the second anniversary of the Vesting Commencement Date; and (iii) the remaining shares subject to this option shall vest and may be exercised after the third anniversary of the Vesting Commencement Date.

Termination Period:	Option may be exercised for up to 30 days after termination of director, employment or service provider relationship for any reason (unless specifically extended by the Board as set forth in the Plan, but in no event later than the Expiration Date) and will terminate if not exercised prior to the end of such period.

By your signature and the signature of the Company’s representative below, you and the Company agree that this option is granted under and governed by the terms and conditions of the Adherex Technologies Inc., Amended and Restated Stock Option Plan (the “Plan”) and the Stock Option Agreement, all of which are attached and made a part of this document.

Dated:

OPTIONEE:	ADHEREX TECHNOLOGIES INC.

By:
_________________________	Name:
Print Name	Title:

STOCK OPTION AGREEMENT

1. Grant of Option. Adherex Technologies Inc., a Canadian corporation (the “Company”), hereby grants to the Optionee named in the Notice of Grant (the “Optionee”), an option (the “Option”) to purchase a total number of Common Shares (the “Shares”) set forth in the Notice of Grant, at the exercise price per share set forth in the Notice of Grant (the “Exercise Price”) subject to the terms, definitions and provisions of the Adherex Technologies Inc., Amended and Restated Stock Option Plan (the “Plan”) adopted by the Company, which is incorporated herein by reference. Unless otherwise defined herein, the terms defined in the Plan shall have the same defined meanings in this Option.

If designated an Incentive Stock Option, this Option is intended to qualify as an Incentive Stock Option as defined in Section 422 of the Code, or any successor provision.

2. Exercise of Option. This Option shall be exercisable during its term in accordance with the Vesting Schedule set out in the Notice of Grant and with the provisions of the Plan as follows:

(a) Right to Exercise.

(i) This Option may not be exercised for a fraction of a share.

(ii) In the event of the termination of Optionee’s relationship with the Company or any Related Corporations as an Employee, Director or Service Provider (for any reason whatsoever), the exercisability of the Option is governed by Section 9 of the Plan, subject to the limitation contained in subsection 2(a)(iii) of this Stock Option Agreement.

(iii) In no event may this Option be exercised after the Expiration Date set forth in the Notice of Grant.

(b) Method of Exercise. This Option shall be exercisable by written notice (in the form attached hereto as Exhibit A) which shall state the election to exercise the Option, the number of Shares in respect of which the Option is being exercised and such other representations and agreements as may be required by the Company pursuant to the provisions of the Plan. Such written notice shall be signed by the Optionee and shall be delivered in person or by registered mail to the Corporate Secretary of the Company. The written notice shall be accompanied by payment of the Exercise Price. This Option shall be deemed to be exercised upon receipt by the Company of such written notice accompanied by the Exercise Price.

No Shares will be issued pursuant to the exercise of an Option unless such issuance and such exercise shall comply with all relevant provisions of law and the requirements of any Exchange upon which the Shares may then be listed. Assuming such compliance, for income tax purposes the Shares shall be considered transferred to the Optionee on the date on which the Option is exercised with respect to such Shares.

3. Method of Payment. Payment of the Exercise Price shall be made as set forth in Section 6 of the Plan.

4. Restrictions on Exercise. This Option may not be exercised until such time as the Plan and the Shares covered by this Option have been approved by the shareholders of the Company, or if the issuance of such Shares upon such exercise or the method of payment of consideration for such shares would constitute a violation of any applicable federal, provincial or state securities or other applicable law or regulation, including any rule under Part 207 of Title 12 of the Code of Federal Regulations (“Regulation G”) as promulgated by the Federal Reserve Board. As a condition to the exercise of this Option, the Company may require Optionee to make any representation and warranty to the Company as may be required by any applicable law or regulation.

5. Nontransferability of Option. This Option may not be transferred in any manner whatsoever and may be exercised during the lifetime of Optionee only by Optionee. The terms of this Option shall be binding upon the executors, administrators, heirs, successors and assigns of the Optionee.

6. Term of Option. This Option may be exercised only within the term set out in the Notice of Grant and the Plan, and may be exercised during such term only in accordance with the Plan and the terms of this Option. The limitations set out in Section 4 of the Plan regarding Options designated as Incentive Stock Options and Options granted to more than ten percent (10%) stockholders shall apply to this Option.

7. Taxation Upon Exercise of Option. Optionee understands that, upon exercising a Nonstatutory Stock Option, he or she may recognize income for tax purposes in an amount equal to the excess of the then Fair Market Value of the Shares over the exercise price. If the Optionee is an employee, the Company may be required to withhold from Optionee’s compensation, or collect from Optionee and pay to the applicable taxing authorities an amount equal to a percentage of this compensation income. Additionally, the Optionee may at some point be required to satisfy tax withholding obligations with respect to the Disqualifying Disposition of an ISO. The Optionee shall satisfy his or her tax withholding obligation arising upon the exercise of this Option by one or some combination of the following methods: (i) by cash payment, or (ii) out of Optionee’s current employment compensation.

8. Tax Consequences. THERE ARE TAX CONSEQUENCES RESULTING FROM THE EXERCISE OF THIS OPTION OR DISPOSITION OF THE SHARES ACQUIRED PURSUANT TO THIS OPTION. OPTIONEE SHOULD CONSULT A TAX ADVISER BEFORE EXERCISING THIS OPTION OR DISPOSING OF THE SHARES.

9. Successors and Assigns. The Company may assign any of its rights under this Agreement to single or multiple assignees, and this Agreement shall inure to the benefit of the successors and assigns of the Company. Subject to the restrictions on transfer herein set forth, this Agreement shall be binding upon Optionee and his or her heirs, executors, administrators, successors and assigns.

10. Interpretation. Any dispute regarding the interpretation of this Agreement shall be submitted by Optionee or by the Company forthwith to the Committee, which shall review such dispute at its next regular meeting. The resolution of such a dispute by the Committee shall be final and binding on the Company and on Optionee.

11. Severability. Should any provision of this Agreement be determined by a court of law to be illegal or unenforceable, the other provisions shall nevertheless remain effective and shall remain enforceable.

12. Notices. Any notice required or permitted hereunder shall be given in writing and shall be deemed effectively given upon personal delivery or upon deposit in the United States mail by registered mail, with postage and fees prepaid, addressed to the other party at its address as shown below beneath its signature, such address as may be set forth in Section 14 of the Plan or to such other address as such party may designate in writing from time to time to the other party.

13. Further Instruments. The parties agree to execute such further instruments and to take such further action as may be reasonably necessary to carry out the purposes and intent of this Agreement.

14. Stock Plan. Optionee acknowledges receipt of a copy of the Plan and represents that Optionee is familiar with the terms and provisions thereof, and hereby accepts this Option subject to all of the terms and provisions thereof. Optionee has reviewed the Plan and this Option in their entirety, has had an opportunity to obtain the advice of counsel prior to executing this Option and fully understands all provisions of the Option. Optionee hereby agrees to accept as binding, conclusive and final all decisions or interpretations of the Committee upon any questions arising under the Plan or this Option.

EXHIBIT A

EXERCISE NOTICE

Attention:

1. Exercise of Option. Effective as of today, the undersigned (“Optionee”) hereby elects to exercise Optionee’s option to purchase                      Common Shares (the “Shares”) of Adherex Technologies Inc. (the “Company”), under and pursuant to the Company’s Amended and Restated Stock Option Plan, as amended (the “Plan”) and the Incentive Nonstatutory Stock Option Agreement dated                     ,          (the “Option Agreement”). The purchase price for the Shares shall be $                     as required by the Option Agreement. Optionee herewith delivers to the Company the full Exercise Price for the Shares.

2. Representations of Optionee. Optionee acknowledges that Optionee has received, read and understood the Plan and the Option Agreement and agrees to abide by and be bound by their terms and conditions.

3. Compliance with Securities Laws. Optionee understands and acknowledges that, notwithstanding any other provision of the Option Agreement to the contrary, the exercise of any rights to purchase any Shares is expressly conditioned upon compliance with the Securities Act of 1933, as amended (the “Securities Act”), all applicable state, provincial or other federal securities laws and all applicable requirements of any Exchange or over the counter market on which the Common Shares may be listed or traded at the time of exercise and transfer. Optionee agrees to cooperate with the Company to ensure compliance with such laws.

4. Rights as Stockholder. Until the stock certificate evidencing such Shares is issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a stockholder shall exist with respect to the optioned Shares, notwithstanding the exercise of the Option. The Company shall issue (or cause to be issued) such stock certificate promptly after the Option is exercised. No adjustment will be made for a dividend or other right for which the record date is prior to the date the stock certificate is issued, except as provided in the Plan.

5. Tax Consultation. Optionee understands that Optionee may suffer adverse tax consequences as a result of Optionee’s purchase or disposition of the Shares. Optionee represents that Optionee has consulted with any tax consultants Optionee deems advisable in connection with the purchase or disposition of the Shares and that Optionee is not relying on the Company for any tax advice.

6. Entire Agreement. The Plan and Notice of Grant/Option Agreement are incorporated herein by reference. This Exercise Notice, the Plan and the Notice of Grant/Option Agreement executed and delivered to Company by Optionee shall constitute the entire agreement of the parties and supersede in their entirety all prior undertakings and agreements of the Company and Optionee with respect to the subject matter hereof, and is governed by North Carolina law except for that body of law pertaining to conflict of laws.

Submitted by:	Accepted by:

OPTIONEE:	ADHEREX TECHNOLOGIES INC.

By:
Name:
Title:

Address: